8/11

03029216

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Gigante S.A. de C.V.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

AUG 18 2003

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 3148 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/12/03

LOS ANGELES
MIAMI
NUEVA YORK
PALO ALTO
WASHINGTON, D.C.

BERLÍN
BRATISLAVA
BRUSELAS
BUDAPEST
DRESDEN
DÜSSELDORF
ESTAMBUL
ESTOCOLMO
FRANKFURT
HAMBURGO
HELSINKI
LONDRES
MILÁN
MOSCÚ
PARÍS
PRAGA
ROMA
VARSOVIA

WHITE & CASE
S.C.
ABOGADOS

TORRE OPTIMA
PASEO DE LAS PALMAS 405 – 5° PISO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO, D.F., MÉXICO

TELÉFONO: (5255) 5540-9600
TELEFAX: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
CIUDAD DE HO CHI MINH
HONG KONG
JAKARTA
SHANGHAI
SINGAPUR
TOKIO

BAHRAIN
JEDDAH
RIYADH

CIUDAD DE MÉXICO
SÃO PAULO

JOHANNESBURGO

AUG 8 2003

File Number 82-3142

August 1st, 2003

Office of International Corporate Fi
Division of Corporate Finance
Securities and Exchange Commissi
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

03 AUG 11 AM 7:21

AR/S 12-31-02

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) We have set forth on Schedule I hereto a brief English description of the *Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores*, General Rules Applicable to Securities Issuers and other Participants of the Securities Market (the "New General Rules") issued by the *Comisión Nacional Bancaria y de Valores*, the

Mexican National Banking and Securities Commission ("CNBV") that supersedes Circular 11-33 and that indicates when and by whom the Company's information in general is required to be made public, filed with any such exchange or distributed to security holders.

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the second quarter of 2003, provided to the Mexican Stock Exchange (the "BMV");

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the announcement calling all shareholders to the Company's General Ordinary and Extraordinary Shareholders' Meeting, published in the newspapers "Reforma" on March 19, 2003.

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the General Ordinary and Extraordinary Shareholders' Meeting held on April 3rd, 2003 and the corresponding attendance list;

(E) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B), (C) and (iii), the Company's 2002 Annual Report provided to the shareholders;

(F) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding resolution of the dispute with Blanco, dated April 3, 2003;

(G) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding the inauguration of a new store in Anaheim, dated May 15, 2003;

(H) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary and translation of the executive summary of the Annual Report for the year 2002 submitted on June 27, 2003 to the CNBV and to the BMV, in compliance with the New General Rules issued by the CNBV; and

(I) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary of the contents of the Report on Compliance with the Best Corporate Practices Code submitted on June 27, 2003 to the CNBV and to the BMV, in compliance with the New General Rules issued by the CNBV;

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Gisele L. Bonnici

Enclosures

cc: Fernando Salmerón M.
Manuel Cullen (without enclosures)

(A)

03 AUG 11 AM 7:21

SCHEDULE 1

On March 19, 2003, the Comisión Nacional Bancaria y de Valores, the Mexican National Banking and Securities Commission ("CNBV") issued the Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores, General Rules Applicable to Securities Issuers and other Participants of the Securities Market (the "New General Rules") that supersedes the following Rules *(Circulares)*: 11-7, 11-8, 11-9, 11-14, 11-15, 11-17, 11-18, 11-19, 11-21, 11-24, 11-27, 11-28, 11-29, 11-31, 11-32, 11-33, 11-34, 10-1, 10-2, 10-24, 10-118, 10-133, 10-143, 10-147, 10-148 and 10-182, and its amendments.

Description

The New General Rules are a compilation of all the rules issued by the CNBV to regulate the registration of securities before the National Securities Registry and the public offering of securities, as well as requirements to maintain such registration by issuers. It also regulates the disclosure of information to the market and sets forth provisions with regard to acquisition of own shares carried out by registered issuers. The purpose of the above is to simplify the consultation, application and compliance with the regulations.

The New General Rules also set forth minimum requirements to be included in the stock exchange regulations in order to register and maintain the registration of securities It also provides for new independence requirements for external auditors with regard to their reports and for legal counsel issuing legal opinions required by the securities exchange laws in order to obtain registration of securities.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**

Quarter: **2** Year: **2003**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**20,657,624**	**100**	**20,594,093**	**100**
2	**CURRENT ASSETS**	**6,029,711**	**29**	**5,792,305**	**28**
3	CASH AND SHORT-TERM INVESTMENTS	251,245	1	219,749	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	294,189	1	428,917	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,142,720	6	569,490	3
6	INVENTORIES	4,002,184	19	4,255,044	21
7	OTHER CURRENT ASSETS	339,373	2	319,105	2
8	**LONG-TERM**	**158,296**	**1**	**156,405**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	158,296	1	156,405	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**13,924,369**	**67**	**14,096,280**	**68**
13	PROPERTY	13,127,747	64	12,898,347	63
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	6,501,911	31	6,360,209	31
16	ACCUMULATED DEPRECIATION	5,819,458	28	5,541,608	27
17	CONSTRUCTION IN PROGRESS	114,169	1	379,332	2
18	**DEFERRED ASSETS (NET)**	**506,018**	**2**	**480,637**	**2**
19	**OTHER ASSETS**	**39,230**	**0**	**68,466**	**0**
20	**TOTAL LIABILITIES**	**8,486,778**	**100**	**8,293,193**	**100**
21	**CURRENT LIABILITIES**	**6,724,093**	**79**	**6,861,847**	**83**
22	SUPPLIERS	3,679,829	43	3,903,261	47
23	BANK LOANS	2,192,500	26	1,832,545	22
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	74,250	1	128,932	2
26	OTHER CURRENT LIABILITIES	777,514	9	997,109	12
27	**LONG-TERM LIABILITIES**	**611,138**	**7**	**539,791**	**7**
28	BANK LOANS	500,000	6	521,350	6
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	111,138	1	18,441	0
31	**DEFERRED LOANS**	**1,151,547**	**14**	**891,555**	**11**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,170,846**	**100**	**12,300,900**	**100**
34	**MINORITY INTEREST**	**46,638**		**42,274**	
35	**MAJORITY INTEREST**	**12,124,208**	**100**	**12,258,626**	**100**
36	**CONTRIBUTED CAPITAL**	**8,480,928**	**70**	**8,480,609**	**69**
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,651	1	104,706	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,125,814	17	2,125,716	17
39	PREMIUM ON SALES OF SHARES	6,250,463	51	6,250,187	51
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,643,280**	**30**	**3,778,017**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	12,466,419	102	12,116,263	98
43	REPURCHASE FUND OF SHARES	1,523,952	13	1,523,127	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(10,480,660)	(86)	(10,127,061)	(82)
45	NET INCOME FOR THE YEAR	133,569	1	265,688	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(694,382)	(1,069,542)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	565	554
75	EMPLOYERS (*)	12,695	12,489
76	WORKERS (*)	20,519	20,742
77	CIRCULATION SHARES (*)	977,447,505	977,968,505
78	REPURCHASED SHARES (*)	8,641,967	8,120,967

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**14,766,830**	**100**	**14,972,543**	**100**
2	COST OF SALES	11,664,848	79	11,866,741	79
3	**GROSS INCOME**	**3,101,982**	**21**	**3,105,802**	**21**
4	OPERATING	2,747,661	19	2,715,795	18
5	**OPERATING INCOME**	**354,321**	**2**	**390,007**	**3**
6	TOTAL FINANCING COST	111,446	1	(21,208)	0
7	**INCOME AFTER FINANCING COST**	**242,875**	**2**	**411,215**	**3**
8	OTHER FINANCIAL OPERATIONS	2,132	0	22,403	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**240,743**	**2**	**388,812**	**3**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	93,991	1	120,135	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**146,752**	**1**	**268,677**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**146,752**	**1**	**268,677**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**146,752**	**1**	**268,677**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	11,117	0	(212)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**135,635**	**1**	**268,889**	**2**
19	NET INCOME OF MINORITY INTEREST	2,066		3,201	0
20	**NET INCOME OF MAJORITY INTEREST**	**133,569**	**1**	**265,688**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2003**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	14,627,837	14,967,426
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	31,060,175	32,063,825
39	OPERATION INCOME (**)	649,062	1,031,581
40	NET INCOME OF MAYORITY INTEREST(**)	216,962	600,716
41	NET CONSOLIDATED INCOME (**)	221,114	626,521

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**135,635**	**268,889**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	301,968	248,875
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**437,603**	**517,764**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(351,605)	(2,046,550)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**85,998**	**(1,528,786)**
6	CASH FLOW FROM EXTERNAL FINANCING	96,130	1,811,891
7	CASH FLOW FROM INTERNAL FINANCING	2,892	3,805
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**99,022**	**1,815,696**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(229,556)**	**(571,943)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(44,536)	(285,033)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	295,781	504,782
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	251,245	219,749

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**301,968**	**248,875**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	350,872	315,896
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(48,904)	(67,021)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(351,605)**	**(2,046,550)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	484,086	280,449
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,279,475	(29,806)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(83,160)	(164,685)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,742,903)	(1,653,392)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(289,103)	(479,116)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**96,130**	**1,811,891**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	96,130	1,832,545
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	(13,724)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	(6,930)
7	**CASH FLOW FROM INTERNAL FINANCING**	**2,892**	**3,805**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	171	14
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	2,721	3,791
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(229,556)**	**(571,943)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	2,403	(156,405)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(198,279)	(415,538)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(33,680)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	0.92 %	1.80 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	1.79 %	4.90 %
3	NET INCOME TO TOTAL ASSETS (**)	1.07 %	3.04 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	65.91 %	60.45 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.50 times	1.56 times
7	NET SALES TO FIXED ASSETS (**)	2.23 times	2.27 times
8	INVENTORIES ROTATION (**)	6.16 times	5.27 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	3 days	5 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.40 %	12.54 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	41.08 %	40.27 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.70 times	0.67 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.61 %	5.32 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	4.39 %	3.83 %
15	OPERATING INCOME TO INTEREST PAID	1.70 times	2.81 times
16	NET SALES TO TOTAL LIABILITIES (**)	3.66 times	3.87 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.90 times	0.84 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.30 times	0.22 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.71 times	0.70 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.74 %	3.20 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	2.96 %	3.46 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.38) %	(13.67) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.41 times	(11.00) times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	97.08 %	99.79 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	2.92 %	0.21 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	86.38 %	72.65

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.22	$ 0.61
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.22	$ 0.61
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.22	$ 0.61
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 12.40	$ 12.53
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.44 times	0.73 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	24.78 times	14.98 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 2 Year: 2003**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Management Analysis and Discussion of the Company's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

Mexico City, July 28, 2003. – Grupo Gigante, S.A. de C.V. (BMV: GIGANTE*)

Second Quarter 2003 Management Report

Total sales during the first semester of the year amounted 14,766 million pesos, and 7,239 million pesos during the second quarter of the year. This represents a decrease of 1.4% and 5.1%, respectively compared to the same period of 2002. For stores with more than one year of operation, sales decreased 7.4% during the first semester and 9.3% during the second quarter, as a result of a less favourable economic environment, a weak demand in the market and increased competition.

The quarter's gross margin registered an increase of 150 basis points against the same quarter of 2002, reaching 21.1% of sales. Gross profit during this second quarter amounted to1,529 million pesos, which represents an increase of 2.4% compared to the same period of 2002. Gross margin for the first semester of 2003 reached 21.0%, 30 basis points higher regarding the same period of 2002. The increases showed are a result of improved purchasing strategies, increased support from our suppliers, and a comparison with the low margin registered during the second quarter of 2002.

The optimization of resources and saving programs implemented during the 4th quarter of 2002 maintain its positive results. During the second quarter, operating income amounted to 161 million pesos, an increase of 9.9% compared to the same quarter of 2002. As a percentage of sales, operating profit for the quarter was 2.2%, 30 basis points higher than the one obtained during the same period of 2002, while during the first semester of 2003, this figure reached 354 million pesos that represents 2.4% of the sales.

Influenced by a higher operating income, EBITDA for the quarter reached 345 million pesos and a growth of 13.2% compared to the one obtained during the same quarter of 2002. EBITDA's margin for the quarter was 4.8%, 80 basis points higher than the one registered during second quarter of 2002. On an accumulated basis, EBITDA was similar to the one registered during the

previous year amounting to 705 million pesos but registered an increase of 10 basis points as a percentage of sales compared to the same period of 2002.

The comprehensive financing cost during this second quarter was of 97 million pesos, mainly as a result of a low income for monetary position, due to the deflation registered during the period, as well as due to the increase in the average level of bank debt.

Net income during the quarter reached 34 million pesos, adversely affected by the comprehensive financing cost, which implies a decrease of 59.4% compared to the same period of 2002. Likewise, net income for the first semester decreased 49.7% to 133 million pesos.

During the second quarter of the year, 7 more units were added to the group's operations and same number of stores were closed down, to make a total of 480 units and 1,144,279 m2 of sales area. During this period the following stores began their operations: one SuperPrecio store in Mexico City, one Gigante USA store in Anaheim, California, 2 Office Depot stores in El Salvador, and 3 Radio Shack stores in Monterrey, Acapulco and Mexico City.

The total number of stores by format and sales space as of June 30, 2003 is as follows:
102 Gigante stores (611,315 m2 of sales area), 54 Bodegas Gigante (202,970 m2 of sales area), 63 Super G (134,376 m2 of sales area), 5 Gigante USA (14,749 m2 of sales area), 43 SuperPrecio (14,586 m2 of sales area), 85 Radio Shack stores (10,281 m2 of sales area), 81 Office Depot (140,302 m2 of sales area), 3 PriceSmart (15,700 m2 of sales area), 43 Toks restaurants (9,480 seats).

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 2 Year: 2003**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (amounts in thousand pesos)

1. BASIS OF PRESENTATION

a) The consolidated financial statements include those of Gupo Gigante, S. A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below. The financial statements of Office Depot de México, S. A. de C. V. and PSMT de México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

b) Translation of financial statements of foreign subsidiary – To consolidate the financial statements of foreign subsidiary that operates independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in cumulative translation effects of foreign entities within stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the losses were generated for accumulated deficit and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiary included in the 2002 consolidated financial statements are restated in the constant currency of the country in which it operates and are translated into Mexican pesos using the exchange rate of the latest year presented.

2. SUMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the company are in conformity with MEX GAAP. The significant accounting policies of the Company are as follows:

a) Recognition of the effects of inflation – The Company restates its consolidated financial statements to Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to

Mexican pesos of purchasing power of June 30, 2003 and, therefor, differ from those originally reported in the prior year.

b) Temporary investments - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

c) Inventories and cost of sales - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

d) Property and equipment – Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:
Average Years

Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

e) Goodwill – Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized over 20 years.

f) Investment in shares – Investment in shares are valued at acquisition cost and restated using the NCPI.

g) Employee retirement obligations – Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

h) Income tax, tax on assets and employee statutory profit-sharing – Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are not probable of being realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.

i) Foreign currency balances and transactions - Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

j) Insufficiency in restated stockholders' equity - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding nonmonetary assets, which resulted from restating certain nonmonetary assets below inflation utilizing appraisal values.

k) Monetary position gain - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

l) Earnings per share - Basic earnings per ordinary share is calculated by dividing net income of majority stockholders' by the weighted average number of ordinary shares outstanding during the year.

m) Investment in shares - At March 31, 2002 represents the Company's investment in 15,000 Series A preferred, convertible and redeemable shares of PriceSmart, Inc (PriceSmart). The preferred shares can be converted to common shares.

n) Income taxes, tax on assets and employee statutory profit-sharing - In accordance with Mexican tax law, the Company is subject to income tax consolidated (ISR) and tax on assets consolidated (IMPAC), which takes into consideration the taxable and deductible effects of inflation.

The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S.A. de C.V. causes consolidated ISR and IMPAC with its subsidiaries in the proportion in which it owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage which Grupo Gigante, S.A. de C.V. owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of ISR and

IMPAC of both Grupo Gigante, S.A. de C.V. and its subsidiaries are made as if Grupo Gigante, S. A. de C. V. did not file a consolidated tax return.
The effective ISR rates for the second quarter ended June 30, 2003 was 40%.

3. NEW ACCOUNTING PRINCIPLE

As of March 2003, the IMCP issued a new Bulletin C-15 "Deterioration in the value of long life assets and its sale" ("C-15"), mandatory for preparation of all financial statements corresponding to periods starting on January 2004, although application prior to that date is highly recommended. This Bulletin C-15 sets forth, among other, new rules for calculation and acknowledgment of losses due to deterioration of assets and its reversion, and indicates examples of indications of existence of a possible deterioration in the value of long life assets in use, whether tangible or not, including commercial debt. In order to calculate the loss due to deterioration, the recovery value shall be determined, which is defined as the higher value between the net sale price of cash generating unit and its use value, which is the current value of net future cash flows, using an appropriate discount rate. Prior to this provisions, net future cash flows were used with regard to purchasing power as of the date of the evaluation, without need of discounting those cash flows.
The Company has not assessed yet the effects of the application of this new accounting principle in its financial situation and results.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			6,173,446	611,138	0	0	0	0	0	0	476,397	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES *	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GIGANTE, S.A. DE C.V.	AUTOSERVICIO	2,162,534,916	99.99	2,169,301	4,818,451
2 SERVICIOS GIGANTE, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	2,004,999	99.98	20,050	(30,851)
3 CONTROTIENDAS, S.A. DE C.V.	INMOBILIARIA	76,076,141	99.99	76,077	2,825,948
4 CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTES	96,147,983	99.99	96,929	432,197
5 BODEGA GIGANTE, S.A. DE C.V.	INMOBILIARIA	1,363,644,000	99.99	550,086	558,375
6 GIGANTE FLEMING, S.A. DE C.V.	INMOBILIARIA	413,787	99.99	79,933	188,442
7 OFFICE DEPOT, S.A. DE C.V.	ARTICULOS DE OFICINA	456,502	50.00	277,516	751,779
8 SERVICIOS TOKS, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	4,999	99.98	50	832
9 GIGANTE HOLDING INTERNATIONAL	AUTOSERVICIO	42,856,000	99.99	421,876	259,033
10 CONTROLADORA DEL NORTE, S.A DE C.V.	INMOBILIARIA	47,306,275	99.99	313,908	451,835
11 TIENDAS SUPER PRECIO, S.A DE C.V.	AUTOSERVICIO	10,744,999	99.98	107,449	70,738
12 PAGOS EN LINEA, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	4,999	99.98	50	(1,363)
13 COMPAÑIA IMPORTADORA GIGANTE, S.A DE C.V.	COMPRAVENTA, IMPORTACION Y EXPORTACION	4,999	99.98	50	12
14 RADIO SHACK DE MEXICO, S.A DE C.V.	ELECTRONICOS	1,362,976	50.01	66,597	46,656
15 CONTROLADORA DE FRANQUICIAS	USO DE MARCAS	49,999	99.99	50	8,588
16 PSMT MEXICO, S.A. DE C.V.	AUTOSERVICIO	408,688	50.00	204,344	186,563
17 PROCESADORA GIGANTE, S.A DE C.V.	EMPACADORA	85,000	99.98	850	872
18 COMBUSTIBLES GIGANTE, S.A. DE C.V.	VENTA DE GASOLINA, COMBUSTIBLES Y LUBRI	5,000	99.98	50	(52)
19 SERVICIOS GASTRONOMICOS GIGANTE S.A.DE C.V.	SERVICIOS PROFESIONALES GASTRONOMICOS	5,000	99.98	50	421
TOTAL INVESTMENT IN SUBSIDIARIES				**4,385,216**	**10,568,476**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**158,296**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
TOTAL					10,726,772

NOTES

Annex

*

Translation of Main Activities

1. Self service
2. Rendering of administrative services
3. Real estate
4. Restaurants
5. Real estate
6. Real estate
7. Office Supply
8. Rendering of administrative services
9. Self-service
10. Real estate
11. Self-service
12. Rendering of administrative services
13. Purchase and sale, imports and exports.
14. Electrical appliances.
15. Use of brands
16. Self-service
17. Packing
18. Sale of gasoline, fuel.
19. Professional food preparation services.

STOCK EXCHANGE COD **GIGANTE** QUARTER: **2** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	3,487,827	477,602	3,010,225	4,983,853	1,647,582	6,346,496
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	90,069	54,156	35,913	120,803	98,562	58,154
OFFICE EQUIPMENT	321,786	149,027	172,759	258,773	195,737	235,795
COMPUTER EQUIPMENT	717,910	365,390	352,520	322,450	170,302	504,668
OTHER	2,388,649	1,455,698	932,951	2,281,471	1,205,402	2,009,020
DEPRECIABLES TOTAL	**7,006,241**	**2,501,873**	**4,504,368**	**7,967,350**	**3,317,585**	**9,154,133**
NOT DEPRECIATION ASSETS						
GROUNDS	897,981	0	897,981	3,758,086	0	4,656,067
CONSTRUCTIONS IN PROCESS	60,891	0	60,891	53,278	0	114,169
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**958,872**	**0**	**958,872**	**3,811,364**	**0**	**4,770,236**
TOTAL	**7,965,113**	**2,501,873**	**5,463,240**	**11,778,714**	**3,317,585**	**13,924,369**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	28/09/2005	6.15	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	14/07/2003	6.10	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA BANK INVERLAT	14/07/2003	7.40	99,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	21/07/2003	6.70	32,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	25/07/2003	6.20	7,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO MERCANTIL DEL NORTE	28/07/2003	8.30	100,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	28/07/2003	8.65	140,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	28/07/2003	7.40	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	30/07/2003	6.60	600,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	01/08/2003	6.15	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	11/08/2003	7.17	529,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	18/08/2003	8.20	150,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**2,192,500**	**500,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES *																
AUTOSERVICIO			2,879,510	0	0	0	0	0	0	0	327,381	0	0	0	0	0
PAPELERIA			269,482	0	0	0	0	0	0	0	66,765	0	0	0	0	0
RESTAURANTE			16,207	0	0	0	0	0	0	0	0	0	0	0	0	0
ELECTRONICOS			38,233	0	0	0	0	0	0	0	82,251	0	0	0	0	0
TOTAL SUPPLIERS			**3,203,432**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**476,397**	**0**	**0**	**0**	**0**	**0**
VARIOS			777,514	111,138	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**777,514**	**111,138**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

* SUPPLIERS
Self-service
Stationary
Restaurant
Electrical Appliances

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2003**

GRUPO GIGANTE, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	272	2,816	0	0	2,816
TOTAL	**272**	**2,816**			**2,816**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	58,940	634,293	0	0	634,293
INVESTMENTS	0	0	0	0	0
OTHER	10,803	113,546	0	0	113,546
TOTAL	**69,743**	**747,839**			**747,839**
NET BALANCE	**(69,471)**	**(745,023)**			**(745,023)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**5,158**	**53,845**	0	0	**53,845**
LIABILITIES POSITION	**45,588**	**476,397**			**476,397**
SHORT TERM LIABILITIES POSITION	45,588	476,397	0	0	476,397
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(40,430)**	**(422,552)**			**(422,552)**

NOTES

EL TIPO DE CAMBIO UTILIZADO AL 30 DE JUNIO DE 2003 ES DE $10.4400 PARA ACTIVOS Y $10.4500 PARA PASIVOS

EXCHANGE RATE USED AS OF JUNE 30, 2003 IS EQUIVALENT TO $10.4400 DOLLARS PER PESO FOR ASSETS AND $10.4500 DOLLARS PER PESO FOR LIABILITIES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,771,362	(11,364,567)	(7,593,205)	0.00	30,373
FEBRUARY	3,554,554	(10,235,348)	(6,680,794)	0.00	18,038
MARCH	3,501,025	(10,457,906)	(6,956,881)	0.01	43,828
APRIL	4,036,496	(10,953,350)	(6,916,854)	0.00	11,759
MAY	3,797,676	(10,017,010)	(6,219,335)	0.00	(20,524)
JUNE	3,995,433	(11,060,777)	(7,065,344)	0.00	5,652
ACTUALIZATION:	0	0	0	0.00	275
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**89,401**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICA / NON APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GIGANTE	AUTOSERVICIO /Self-service	611,315	100
BODEGA GIGANTE	AUTOSERVICIO /Self-service	202,970	100
SUPER G	AUTOSERVICIO /Self-service	134,376	100
RADIO SHACK	ELECTRONICOS /Electrical Appliances	10,281	100
OFFICE DEPOT	ARTICULOS DE OFICINA /Office Supplies	140,302	100
CAFETERIAS TOKS	RESTAURANTES / Restaurants	9,480	100
GIGANTE HOLDING	AUTOSERVICIO /Self-service	14,749	100
TIENDAS SUPER PRECIO	AUTOSERVICIO /Self-service	14,586	100
PSMT MEXICO	AUTOSERVICIO /Self-service	15,700	100

NOTES

LA CAPACIDAD INSTALADA SE REPORTA EN M2, EXCEPTO EN CAFETERIAS TOKS QUE ESTA PRESENTADA EN NUMERO DE ASIENTOS

INSTALLED CAPACITY IS REGISTERED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WHICH IS REGISTERED ACCORDING TO THE NUMBER OF SEATS AVAILABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA AL GRUPO *					

NOTES

*NON APPLICABLE TO THE GROUP

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AUTOSERVICIO (1) /Self-service				348,659			
AUTOSERVICIO (2) /Self-service				350,523			
EQUIPO OFNA (3)/Office equipment				50,020			
TOTAL				749,202			

NOTES

(1) CORRESPONDEN A 33,396 MILES DE DOLARES A $10.4400 PESOS POR DOLAR CORRESPONDIENTES A LAS TIENDAS UBICADAS EN LOS ANGELES CAL.

(2) CORRESPONDEN A 33,575 MILES DE DOLARES A $10.4400 PESOS POR DOLAR CORRESPONDIENTES A EXPORTACIONES

(3) CORRESPONDEN A 4,791 MILES DE DOLARES A $10.4400 PESOS POR DOLAR CORRESPONDIENTES A LAS TIENDAS UBICADAS EN CENTRO AMERICA.

(1) IT REFERS TO 33,396 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $10.4400 PESOS PER DOLLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

(2) IT REFERS TO 33,575 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $10.4400 PESOS PER DOLLAR CORRESPONDING TO EXPORTS.

(3) IT REFERS TO 4,791 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $10.4400 PESOS PER DOLLAR CORRESPONDING TO STORES LOCATED IN CENTRAL AMERICA.

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AUTOSERVICIO /Self service				14,017,628			
TOTAL				14,017,628			

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002**	2,295,827
Number of shares Outstanding at the Date of the NFEA: (Units)	977,447,505

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2003	2,295,827
Number of shares Outstanding at the Date of the NFEA: (Units)	977,447,505

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE CO GIGANTE QUARTER: 2 YEAR: 2003

RAZON SOCIAL: **GRUPO GIGANTE, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 243,808

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 977,447,505

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2003 — 243,808

Number of shares Outstanding at the Date of the NFEAR (Units) — 977,447,505

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
UNICA		0	176,734,102	800,713,403		977,447,505	18,922	85,729
TOTAL			**176,734,102**	**800,713,403**	**0**	**977,447,505**	**18,922**	**85,729**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
977,447,505
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
UNICA	8,641,967	10.89000	5.50000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ROBERTO SALVO HORVILLEUR
DIRECTOR GENERAL

C.P. FEDERICO CORONADO BROSIG
DIRECTOR CORPORATIVO DE ADMINISTRACION Y FINANZAS

MEXICO, D.F., AT JULY 29 OF 2003

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

(C)

03 MAR 11 PM 7:21

ENGLISH SUMMARY OF DOCUMENT

Summons issued by Grupo Gigante, S.A. de C.V. dated March 19, 2003, executed by Javier Martinez del Campo L., the Secretary of the Board of Directors Grupo Gigante, S.A. de C.V. states that all shareholders of Grupo Gigante are called to a General Annual Ordinary Shareholders' Meeting to be held on April 3rd, 2003, at 12:00 a.m. at the said address of Avenida Miguel de Cervantes Saavedra 193, Colonia Nueva Granada, Federal District, Mexico. The Agenda was the following:

I. Board of Directors Report in accordance with provisions of Article 172 of the General Law of Commercial Companies regarding the Company's operations for the fiscal year ending December 31, 2002.
II. Ratification of the acts performed by the Board of Directors during the fiscal year ending December 31, 2002.
III. Discussion and approval or modification, if applicable, of the Company's audited financial statements as of December 31, 2002.
IV. Resolutions regarding use of profits.
V. Resolutions regarding the amount of own shares for acquisition and report of the Board of Directors on acquisition of own shares policy.
VI. Report of the Audit Committee.
VII. Appointment of the Board of Directors, Secretary, and Company's Examiner.
VIII. Resolutions regarding compensation of the Company's directors, audit committee members, Secretary and Examiner.
IX. Resolutions regarding the amendment of the Company' By-Laws according to the provisions issued by the CNBV.
X. Appointment of representatives that, if applicable, shall notarize the resolutions agreed upon the shareholders' meeting.
XI. Reading and approval of the minutes of the shareholders' meeting.

According to Article XIV of the Company By-Laws for the shareholders to attend the shareholders' meeting, they shall submit to the Secretary of the Company, located at Avenida Ejército Nacional 769-A, 4th Floor, Colonia Nueva Granada, Federal District, Mexico, no less than three days before the date of the shareholders' meeting, titles of its shares or certificate of a credit institution or exchange institution, that evidences the deposit of the share titles. Along with said titles or deposit certificates, the shareholders must submit the corresponding admission tickets. Trading companies shall submit the list of titleholders referred to in Article 78 of the Securities Market Law, providing name,

domicile, nationality and number of shares of the corresponding shareholders. The shareholders shall be able to attend the shareholders' meeting personally or through a representative appointed by proxy. Said representation must be evidenced at the same time of requesting the admission ticket. As of the date hereof and in accordance with Article 14 Bis 3 of the Securities Market Law, there are proxies issued by the Company available to those stock trading companies representing shareholders of the Company.

Mexico, D.F., March 19, 2003
Javier Martínez del Campo
Secretary of the Board of Directors

English Summary of Grupo Gigante, S.A. de C.V. General Ordinary and Extraordinary Shareholders' Meeting held on April 3, 2003.

In Mexico City, corporate domicile of Grupo Gigante, S.A. de C.V., at 12:00 a.m., on April 3, 2003, the persons whose names are listed in the attendance list (Exhibit 1) met at Avenida Miguel de Cervantes Saavedra 193, Colonia Nueva Granada, Mexico, Federal District, to hold a General Ordinary and Extraordinary Shareholders' Meeting of Grupo Gigante, S.A. de C.V., to which they were duly called by means of the publication in the newspapers "Reforma" on March 19, 2003.

Mr. Angel Losada Moreno, in his capacity as Vice-Chairman of the Board of Directors, Lusi Santana Castillo, President of the Audit Committee, Roberto Salvo Horvilleur, Federico Coronado Brosig, Javier Martínez del Campo Lanz, Secretary of the Board of Directors, Ernesto Valenzuela Espinoza, in his capacity as Examiner, Sergio Montero Querejeta, Francisco Pérez Lobato and Fernando Salmerón Moctezuma were also present at the meeting.

Angel Losada Moreno, in his capacity as Vice-Chairman of the Board of Directors presided over the meeting and Javier Martínez del Campo, secretary of the Board of Directors, acted as secretary of the meeting.

The Chairman appointed Messrs. Francisco Pérez Lobato and Fernando Salmerón Moctezuma as recount clerks, who after accepting their appointments, certified that 965,227,777 shares of the 977,447,505 shares of the outstanding capital stock of the company were present, and which equals 98.75% thereof.

Since the necessary quorum was present at the meeting, the Chairman declared such meeting duly convened. Such meeting addressed the items of the following:

AGENDA

I. Board of Directors Report in accordance with provisions of Article 172 of the General Law of Commercial Companies regarding the Company's operations for the fiscal year ending December 31, 2002.
II. Ratification of the acts performed by the Board of Directors during the fiscal year ending December 31, 2002.
III. Discussion and approval or modification, if applicable, of the Company's audited financial statements as of December 31, 2002.
IV. Resolutions regarding use of profits.
V. Resolutions regarding the amount of own shares for acquisition and report of the Board of Directors on acquisition of own shares policy.
VI. Report of the Audit Committee.
VII. Appointment of the Board of Directors, Secretary, and Company's Examiner.
VIII. Resolutions regarding compensation of the Company's directors, audit committee members, Secretary and Examiner.
IX. Resolutions regarding the amendment of the Company' By-Laws according to the provisions issued by the CNBV.

X. Appointment of representatives that, if applicable, shall notarize the resolutions agreed upon the shareholders' meeting.

XI. Reading and approval of the minutes of the shareholders' meeting.

Taking up the first, second and third items of the Agenda, the Chairman read the report submitted by the Board of Directors regarding the operations of the Company during the fiscal year 2002. Thereafter, the Examiner read his opinion.

The meeting adopted the following resolutions:

FIRST: To approve the report submitted by the Board of Directors regarding the Company's operations during the fiscal year ended December 31, 2002.

SECOND: Any and all acts and actions by the Board of Directors during the year ended on December 31, 2003 were thereby approved and ratified.

THIRD: To approve the financial statements of the Company as of December 31, 2002.

Taking up the fourth item of the Agenda, the meeting adopted the following resolution:

FOURTH: To apply the amount of the net profits for the year 2002 which add up to $345,311,504.00 to the retained earnings account, after separating $4,290.00 for the legal reserve. Therefore, the retained earnings account, which as of the date hereof is equivalent to $13,336,954,621.00, shall be increased to $13,682,261,835.00.

It was further stated that the legal reserve maintained by the Company is equal to the 20% of the outstanding capital stock.

Taking up the fifth item of the Agenda, the meeting adopted the following resolution:

FIFTH: For purposes of acquisition of own shares the amount of own shares for the period starting as of the date hereof and ending as of the date of the next annual shareholders' meeting shall be $600 million pesos, from the retained earnings account. The Company's policy for acquisition of own shares has not been changed and there are not new Board of Directors' resolution in this regard.

Taking up the sixth item of the Agenda, the meeting adopted the following resolution:

SIXTH: The audit committee's report issued pursuant to Article 14 Bis 3 of the Securities Market Law corresponding to the activities performed during the year ending December 31, 2002 is hereby approved

Taking up the seventh item of the Agenda, the meeting adopted the following resolution:

SEVENTH: To reelect Messrs. Angel Losada Gómez and Angel Losada Moreno as Honorary Chairman and Chairman of the Board of Directors and Chief Executive Officer respectively, and Messrs. Jaime Alverde Losada, Braulio Antonio Arsuaga Losada, Gonzalo Baturrieta Losada, Javier Fernández Carbajal, Armando Garza Sada, Gilberto Pérezalonso Cifuentes, .Luis Rebollar Corona, Roberto Salvo Horvilleur and Luis Santana Castillo, and as members of the Board of Directors.

EIGHTH: To appoint Messrs. Jaime Alverde Goya, María Eugenia Sidaoui Dib, Angel Alverde Losada, Braulio Arsuaga Telleechea, María Teresa Losada Moreno, Luis Fernández García, Justo de Diego Saenz de Miera, Xavier Molinar Horcasitas, Juan Carlos Mateos Durán de Huerta, Cheker Karam Shedid and Arturo Treviño Castellano as alternate members of the Board, each of whom will act as alternate of the member appearing to the left side of their names in the chart listed below:

NINTH: To approve the following as the Board of Directors of the Company:

Name of Director	**Name of Alternate Director**
Angel Losada Gómez, Honorary Chairman	Jaime Alverde Goya
Angel Losada Moreno, Chairman of the Board and Chief Executive Officer	María Eugenia Sidauoui Dib
Jaime Alverde Losada	Angel Alverde Losada
Braulio Antonio Arsuaga Losada	Braulio Arsuaga Telleechea
Gonzalo Barrutieta Losada	María Teresa Losada Moreno
Javier Fernández Carbajal	Luis Fernández García
Armando Garza Sada	Justo de Diego Saenz de Miera
Gilberto Pérezalonso Cifuentes	Xavier Molinar Horcasitas
Luis Rebollar Corona	Juan Carlos Mateos Durán de Huerta
Roberto Salvo Horvilleur	Cheker Karam Shedid
Luis Santana Castillo	Arturo Treviño Castellano

TENTH. To reelect Javier Martínez del Campo Lanz as non-member Secretary of the Board of Directors and to appoint Sergio Montero Querejeta as non-member Alternate Secretary of the Board.

ELEVENTH. To reelect Ernesto Valenzuela Espinoza and Francisco Pérez Cisneros as Examiner and Alternate Examiner of the Company, respectively.

TWELFTH. Neither the directors, nor the examiners would be required to guarantee the performance of their duties.

Taking up the eighth item of the Agenda, the meeting adopted the following resolution:

THIRTEENTH. To authorize the payment of $20,000 to each member of the Board of Directors, the Secretary and the Examiner of the Company for each Board Meeting they attend.

FOURTEENTH. To authorize the payment of $20,000 to each member of the Audit Committee of the Company for each meeting they attend.

Taking up the ninth item of the Agenda, the Meeting adopted the following resolution:

FIFTEENTH. To amend Article Sixth, Article Eighth, Articles Ninth and Eleventh Bis, Article Twelfth, Article Thirteenth, Article Fourteenth, Article Sixteenth, Article Nineteenth, Article Twenty-Second, Article Twenty-Third Bis and Twenty-Fifth of the By-laws.

Taking up the ninth item of the Agenda, the Meeting adopted the following resolution:

SIXTEENTH: To appoint Messrs. Sergio Montero Querejeta, Federico Coronado Brosig, Fracisco Pérez Lobato and Juan Camarillo Amaro as special delegates to carry out all the necessary or convenient acts to formalize and give effect to the resolutions adopted hereto, as well as to issue the necessary certificates of all or part of the minutes of this Meeting.

Taking up the eleventh item on the Agenda, the Secretary briefly adjourned the Meeting in order to prepare the minutes; thereafter, the Secretary read them and the Meeting approved the same.

There being no further matter to discuss, the Chairman adjourned the Meeting at 13:00 pm.

The call, attendance list and the related documents as well as the proposals submitted at the Meeting are attached hereto.

The Chairman, Secretary, Examiner and the Recount Clerks signed the minutes.

EXHIBIT 1

ENGLISH TRANSLATION

ATTENDANCE LIST CERTIFIED BY THE RECOUNT CLERKS

GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF GRUPO GIGANTE S.A. DE C.V., HELD ON APRIL 3, 2003, AT THE COMPANY'S ADDRESS, LOCATED ON AV. MIGUEL DE CERVANTES SAAVEDRA 193, COLONY GRANADA, MEXICO CITY.

The undersigned designated Recount Clerks at the General Ordinary and Extraordinary Shareholders' Meeting of GRUPO GIGANTE S.A. DE C.V., held at the company's address mentioned above, on April 3, 2002, at 12:30, hereby confirm that having accepted their posts, they proceeded to:

1. Count the Company's shares, evidenced by the documents on the basis of which permission to attend the meeting was granted, held by the shareholders and their representatives present at the Meeting

2. Once the shares had been counted, they CERTIFIED that 965,227,777 shares were present or represented at this Meeting, representing 98.75% of the 977,447,505 shares into which the Company's outstanding capital stock is actually divided. The shares represented at the Shareholders' Meeting are as follows:

FIXED CAPITAL

SHAREHOLDERS	NO. OF SHARES
ÁNGEL LOSADA GÓMEZ REP. BY SERGIO MONTERO QUEREJETA R.F.C. LOGA080405-J25 *[illegible signature]*	35,346,821
MA. TERESA LOSADA MORENO DE B. REP. BY FRANCISCO PÉREZ LOBATO R.F.C. LOMT410121-RU6 *[illegible signature]*	35,346,820
ROSA MA. LOSADA MORENO DE A. REP. BY FERNANDO SALMERON MOCTEZUMA R.F.C. LOMR421017-4I8 *[illegible signature]*	35,346,820
MA. DEL PILAR ARSUAGA LOSADA REP. BY FERNANDO SALMERON MOCTEZUMA R.F.C. AULP710215-UH4 *[illegible signature]*	11,782,274
BRAULIO ANTONIO ARSUAGA LOSADA REP. BY FRANCISCO PÉREZ LOBATO R.F.C. AULB720913-HF4 *[illegible signature]*	11,782,273
ANA MARÍA ARSUAGA LOSADA REP. BY SERIGO MONTERO QUEREJETA R.F.C. AULA741113-QF9 *[illegible signature]*	11,782,273
ÁNGEL LOSADA MORENO R.F.C. LOMA550329-ME8	

[illegible signature]	35,346,821
TOTAL	**176,734,102**

VARIABLE CAPITAL

SHAREHOLDERS	NO. OF SHARES
ÁNGEL LOSADA GÓMEZ REP. BY SERGIO MONTERO QUEREJETA R.F.C. LOGA080405-J25 *[illegible signature]*	82,817,687
MA. TERESA LOSADA MORENO DE B. REP. BY FRANCISCO PÉREZ LOBATO R.F.C. LOMT410121-RU6 *[illegible signature]*	95,569,001
ROSA MA. LOSADA MORENO DE A. REP. BY FERNANDO SALMERON MOCTEZUMA R.F.C. LOMR421017-4I8 *[illegible signature]*	95,569,001
MA. DEL PILAR ARSUAGA LOSADA REP. BY FERNANDO SALMERON MOCTEZUMA R.F.C. AULP710215-UH4 *[illegible signature]*	31,856,132
BRAULIO ANTONIO ARSUAGA LOSADA REP. BY FRANCISCO PÉREZ LOBATO R.F.C. AULB720913-HF4 *[illegible signature]*	31,856,133
ANA MARIA ARSUAGA LOSADA REP. BY SERGIO MONTERO QUETEJETA R.F.C. AULA741113-QF9 *[illegible signature]*	31,856,134
ÁNGEL LOSADA MORENO R.F.C. LOMA550329-ME8 *[illegible signature]*	95,569,067
JAIME ALVERDE LOSADA REP. BY FRANCISCO PÉREZ LOBATO R.F.C. AELJ660604EE3 *[illegible signature]*	2,100
LOMOINVEST, S.A. DE C.V. REP. BY SERGIO MONTERO QUEREJETA R.F.C. LOMO11011-MP5 *[illegible signature]*	30,178,350
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. TRUST 100201 REP. BY FERNANDO SALMERON MOCTEZUMA *[illegible signature]*	6,698,867
CASA DE BOLSA BBVA-BANCOMER, S.A. DE C.V. GRUPO FINANCIERO BBVA-BANCOMER, S.A. DE C.V. REP. BY BY ACOUNT OF THIRD PARTIES	161,697

BBVA BANCOMER, S.A. DE C.V. INSTITUCION DE BANCA MULTIPLE. GRUPO FINANCIERO REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	736,458
BANCO NACIONAL DE MEXICO, S.A. GRUPO FINANCIERO BANAMEX. REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	817,386
BANCO NACIONAL DE MEXICO, S.A. GRUPO FINANCIERO BANAMEX REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	3,598,296
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	141,547,943
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	975
SCOTIABANK INVERLAT CASA DE BOLSA, S.A. DE C.V., REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	244,796
INVERSORA BURSATIL, S.A. DE C.V., CASA DE BOLSA REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	143,256,744
TOTAL	**788,493,675**

Mexico City, April 3, 2003

RECOUNT CLERKS

[illegible signature]
FRANCISCO PÉREZ LOBATO

[illegible signature]
FERNANDO SALMERON MOCTEZUMA

JAVIER MARTÍNEZ DEL CAMPO LANZ, acting in my position as Secretary of the Board of Directors of Grupo Gigante, S.A. de C.V.

--HEREBY CERTIFY---

That attached hereto is a true and exact copy of the original Attendance List Certified by the Recount Clerks appointed in the General Ordinary and Extraordinary Meeting of the Shareholders´ of the Company, executed on the third day of April in the year two thousand and two, at twelve thirty hundred hours and of which coincides with every and each of its parties.

Mexico City, Federal District, Mexico, April 3, 2003.

[illegible signature]
JAVIER MARTINEZ DEL CAMPO LANZ
Secretary of the Board of Directors

GRUPO GIGANTE

E

Informe Anual 2002 / *Annual Report 2002*

Cuarenta años de evolución y crecimiento
Forty years of growth and evolution



GIGANTE
GIGANTE


GIGANTE
restaurante TOKS

adquisición de cadenas como **Azcúnaga**, en el **Norte** del país, y **Super Maz**, en el **Sureste**. Además, en el 2002, incrementa su presencia internacional con la apertura de dos tiendas Office Depot en **Guatemala** y dos más en **Costa Rica**. Al cierre de este ejercicio, la Organización está presente en 31 de los 32 estados de México y opera un total de 474 tiendas, incluyendo las de Estados Unidos y Centroamérica. La gran cobertura nacional y el alcance internacional del Grupo representan, a la fecha, una de sus principales ventajas competitivas.

Diversidad de Formatos

A lo largo de su historia, Grupo Gigante ha sabido identificar las distintas necesidades de una gran gama de consumidores en México; por ello, ha puesto en marcha una estrategia multi-formato de tiendas, con lo que satisface las demandas específicas de cada nicho de mercado.

La Empresa ha aprovechado los recursos con los que cuenta, así como el talento y experiencia de su gente, para realizar asociaciones estratégicas y desarrollar conjuntamente diferentes negocios de venta al detalle. Estas asociaciones obedecen también al proceso de globalización mundial que Gigante ha sabido explotar y con ello obtener una ventaja competitiva.

En 1971, comienza a operar en la Ciudad de México el primer negocio paralelo a las tiendas de autoservicio, al inaugurar un restaurante tipo cafetería bajo el nombre de **Toks**. Desde 1972 hasta 2002, se expande el negocio a 12 ciudades y un total de 43 establecimientos.

A la luz del 30 aniversario de Gigante, en 1992 la Empresa incursiona por primera vez en un nuevo formato de tiendas de autoservicio y abre 29 **Bodegas Gigante**. Este nuevo concepto, conocido por sus bajos costos de operación, busca atender las necesidades de los consumidores de menores recursos económicos, ofreciendo una amplia gama de artículos a precios bajos. En julio del mismo año, el Grupo firma un acuerdo con Tandy International Corp. para operar y desarrollar, en México, tiendas **Radio Shack**, especializadas en electrónica.

El siguiente paso de la estrategia multi-formato se da en 1993, cuando la Compañía inicia la operación del formato **Super Gigante**, dirigido hacia la clientela con mayores ingresos. En los años siguientes, la diversidad de formatos lograda hasta entonces le permite al Grupo entrar en un proceso de reconversión de tiendas para optimizar el uso de los activos.

Hacia finales de 1994, Grupo Gigante continúa aprovechando su vasta experiencia del mercado de consumo en México, y realiza una asociación con Office Depot Inc. para desarrollar y operar una cadena de almacenes de productos para la escuela y oficina, bajo el nombre de **Office Depot**. Las primeras dos unidades de este formato abren sus puertas en Guadalajara, Jalisco en 1995 y, gracias a la gran aceptación entre los clientes, se impulsa el crecimiento de la cadena hasta alcanzar 74 tiendas en México y 4 más en Centroamérica, para convertirse así en el líder de su segmento de negocios en México.

northern Mexico, and **Super Maz** in the **southeast**. In 2002, it further boosted its international presence with the opening of two Office Depot stores in **Guatemala** and another two in **Costa Rica**. At the close of this period, the organization was present in 31 out of 32 states in Mexico, and operated a total of 474 stores, including those of the United States and Central America. To date, the Group's extensive national coverage and international scope represent one of its major competitive advantages.

Format Diversity

Throughout its history, the Gigante Group has known how to identify the diverse needs of a large range of consumers in Mexico. To this end, it has put in motion a multi-format store strategy, thereby meeting the specific demands of each market niche.

The Company has taken advantage of its resources, as well as of the talent and experience of its people, to enter into strategic alliances and jointly develop different retail businesses. These partnerships are also the result of the worldwide globalization process that Gigante has known how to exploit, thereby obtaining a competitive advantage.

In 1971, it started to operate in Mexico City the first business parallel to its self-service stores, by opening a family-type restaurant under the name of **Toks**. From 1972 to 2000, the business extended itself to 12 cities and a total of 43 establishments.

Around Gigante's 30th anniversary, in 1992 the company launched forth for the first time a new self-service store format, by opening 29 **Bodegas Gigante**. This new concept – known for its low operating costs - was aimed at tending to the needs of lower-income consumers, and offered a wide array of low-price items. In July that same year, the Group signed an agreement with Tandy International Corp. to operate and develop - in Mexico - **Radio Shack** stores specializing in electronic goods.

The next multi-format strategy took place in 1993, when the organization began to operate the **Super Gigante** format, targeting higher-income customers. In the following years, the format diversity that was achieved up until that time allowed the Group to enter a store reconversion process to optimize the use of its assets.

Towards the end of 1994, the Gigante Group continued to capitalize on its broad consumer market experience in Mexico, and signed a joint venture with Office Depot Inc. to develop and operate a chain of school and office supply products, under the name of **Office Depot**. The first two units of this format were opened in Guadalajara, Jalisco in 1995 and, thanks to the wide acceptance among its clients, the chain has grown to 74 stores in Mexico and another 4 in Central America, thereby becoming the leader in this business segment in Mexico.



Expansión y Adquisiciones

Al inicio de la década de 1960, la gente tenía que acudir a distintos comercios para adquirir una gran variedad de artículos de consumo. La visionaria idea de crear una tienda en la que se encontrara todo bajo un mismo techo, desde fruta o leche hasta un automóvil, nace del ingenio de Don Ángel Losada Gómez - junto con un grupo de socios - y "Gigante" sería el nombre que llevaría la tienda más grande de América Latina.

La primera gran tienda **Gigante Mixcoac** se inaugura con mucho éxito en la Ciudad de México en noviembre de 1962, y para fines de la década la cadena había confirmado ya la aceptación de este revolucionario concepto entre el público.

En 1978, con 12 establecimientos en el **Distrito Federal** y su área metropolitana, Gigante estaba listo para incursionar en el mercado de provincia y dar así el siguiente paso en su estrategia de expansión regional. **Guadalajara** fue el primer destino, gracias sobre todo a la adquisición de dos cadenas locales: **Hemuda** en este mismo año y **Maxi** en 1980.

A comienzos de la década de 1980, la Compañía continúa con su plan de expansión y abre nuevos establecimientos en **ciudades medias** como Celaya, Puebla y Querétaro, además de la primera tienda Gigante en **Monterrey**. El período de 1983 a 1986 se caracteriza por el agresivo crecimiento del Grupo, que incorpora 18 unidades más, incluyendo 4 de la cadena de autoservicio regiomontana **SU-K-SA**.

En 1987, la Empresa fortalece su posición en el **Norte** del país a través de la compra de los 23 establecimientos **Astra**, sumando con ello 10 ciudades más a su cobertura.

La tienda número 100 se inaugura en **Toluca** en 1991. Este hecho marca la consolidación del Grupo y materializa el sueño de Don Ángel Losada Gómez, pues ese año Gigante se convierte en la cadena de autoservicio con mayor cobertura geográfica del país.

En 1992, Gigante ratifica su habilidad de crecimiento, al adquirir 61 tiendas **Blanco** y 8 unidades **El Sardinero**. Estas decisiones le permiten avanzar en su estrategia de cobertura nacional y liderazgo regional. 1998 es otro año de gran expansión. Se incorporan 33 nuevos puntos de venta, destacando 22 almacenes de artículos de oficina y papelería Office Depot. Un año después, fiel a su tradición de expansión y atentos al proceso de globalización mundial, la visión estratégica de la Empresa detecta un gran potencial en el área de **Los Ángeles, California** y abre los dos primeros establecimientos fuera del territorio nacional.

Durante 2000 y 2001, la Compañía continúa con la expansión de su piso de venta, por medio de la construcción de nuevas tiendas así como la

Expansion and Acquisitions

At the beginning of the 1960's, people had to shop at different establishments to purchase a large variety of items. The visionary idea of creating a store that would offer everything under a single roof, from fruit or milk to a car, was the product of the ingeniousness of Don Angel Losada – jointly with a group of partners – and "Gigante" was soon to become the name of the largest hypermarket in Latin America.

The first store, **Gigante Mixcoac**, was successfully opened in Mexico City in November 1962, and towards the end of the decade the chain had already confirmed the acceptance of this revolutionary concept among its consumers.

In 1978, having 12 units in **Mexico City** and its metropolitan area, Gigante was ready to make inroads into markets outside the capital, thereby taking its next strategic step in terms of regional expansion. **Guadalajara** was its first destination, particularly due to the acquisition of two local chains: **Hemuda** in this same year and **Maxi** in 1980.

In the early 1980's, the company continued with its expansion plan by opening new establishments in **towns** such as Celaya, Puebla and Querétaro, in addition to the first Gigante store in the city of **Monterrey**. The period from 1983 to 1986 was characterized by the aggressive growth of the Group, which added another 18 units, including 4 of the Monterrey self-service chain **SU-K-SA**.

In 1987, the organization strengthened its position in **northern** Mexico by purchasing 23 **Astra** establishments, with which it added another ten cities to its coverage.

Store number 100 was inaugurated in **Toluca** in 1991. This action marked the consolidation of the Group, and materialized Don Angel Losada's dream, since Gigante became that year the self-service chain with the largest geographical coverage in the country.

In 1992, Gigante confirmed its growth skills, by acquiring 61 **Blanco** and 8 **El Sardinero** units. These decisions enabled it to make progress in its strategy of national coverage and regional leadership. 1998 was another year that centered substantially on expansion. Thirty-three points of sale were added, particularly twenty-two Office Depot stationary and office supply stores. One year later, true to its tradition of expansion and paying special attention to the world's globalization process, the company's strategic vision detected a great deal of potential in the area of **Los Angeles, California**, opening the first two establishments abroad.

During 2000 and 2001, the Group continued to build up its sales floor, by constructing new stores and buying chains such as **Azcúnaga**, in

Nuestra Historia

Crecimiento, diversidad y servicio,

han hecho de Grupo Gigante una de las cadenas de autoservicio más importantes del país.

Our History

Expansion, diversity and service

have made the Gigante Group one of the country's leading retail chains.


FARMACIA

En el 2000, se integra un formato más al portafolio de negocios de la Empresa con el nombre de **SuperPrecio**. Éste es totalmente innovador y está diseñado para aprovechar la alta fragmentación del mercado informal y de tiendas familiares, mismos que representan alrededor del 50% del mercado al menudeo.

La evolución de la Compañía no se ha detenido, pues en el año 2002 se amplía la gama de formatos de tiendas de autoservicio del Grupo, al inaugurar los primeros establecimientos **PriceSmart** bajo un nuevo concepto de *club de membresía* en las ciudades de Irapuato y Celaya, Guanajuato, producto de la asociación con PriceSmart Inc.

Innovación y Servicios

Desde su fundación, Grupo Gigante se ha caracterizado por brindar una gama de servicios adicionales y novedosos que ofrezcan un valor agregado a la experiencia de compra de sus clientes y lo distinguen de la competencia.

La preocupación por atender cada día mejor a los consumidores, llevó a la Compañía a ser la primera tienda de autoservicio en México que abriera sus puertas los **domingos y días festivos**. De la misma forma, Gigante ha sido pionero en servicios como los siguientes:

- **Panaderías** dentro de las tiendas que preparan el tradicional pan dulce mexicano y otro tipo de panes. También fue la primera cadena del país con un Departamento de **Comida Preparada, Farmacias y Videoclubes.**

- **Sucursales bancarias y cajeros automáticos** dentro de sus tiendas que brindan a los clientes la comodidad de combinar sus actividades bancarias con su visita a nuestras unidades para realizar sus habituales compras.

- **Tarjetas de crédito** con el nombre de Gigante que le permiten a los tarjetahabientes el acceso a promociones y descuentos especiales en compras efectuadas en los establecimientos de la Compañía.

- **Transferencia electrónica de dinero**, a través de su alianza con Money Gram, que simplifica a los clientes la recepción en moneda nacional de los envíos efectuados desde los Estados Unidos de América. Además, se ofrece la transferencia de dinero dentro de la República Mexicana, mediante el programa "Envío de Efectivo Gigante".

- **Vales de descuento y tarjetas de regalo**, así como **crédito al consumo** que le permite a los clientes adquirir bienes electrodomésticos en pagos mensuales.

- **Pagos de servicios** en las cajas, incluyendo el teléfono y televisión por cable.

Éstas y otras innovaciones han colocado a Grupo Gigante a la vanguardia del desarrollo de servicios adicionales para otorgar siempre una mayor satisfacción a sus consumidores.

In 2000, another format was added to the company's business portfolio under the name of **SuperPrecio**. This concept is totally innovating and is designed to take advantage of the high level of fragmentation of the informal market and "mom and pop" corner stores, which represent almost 50% of the retail market.

The company's evolution has not come to an end, since in 2002 the Group's scope of self-service store formats was broadened with the opening of the first **PriceSmart** establishments under a new *membership club* concept in the towns of Irapuato and Celaya, Guanajuato, under the alliance with PriceSmart Inc.

Innovation and Services

Since it was founded, the Gigante Group has been known for its wide range of additional and innovating services that provide an added value to the shopping experience of its clientele, and distinguish it from its competition.

The concern to serve its consumers more efficiently encouraged the company to become the first self-service store in Mexico to open its stores on **Sundays and holidays**. Similarly, Gigante has been a pioneer in services such as the following:

- **Bakeries** within its establishments that prepare the traditional Mexican sweetbread and other types of bread. It was also the first chain in the country to have **Takeout Food Departments, Drugstores and Video Clubs.**

- **Bank branches and automatic teller machines** within its stores, providing customers with the ability to combine their banking activities with their regular shopping at our units.

- **Gigante credit cards,** allowing cardholders to have access to special promotions and discounts in the purchases they make at our establishments.

- **Electronic money transfers**, through the company's alliance with Money Gram, making it simpler for clients to receive - in pesos - cash that is wired to them from the United States. Money transfers can also be made in Mexico, by means of the "Gigante Cash Remittances" program.

- **Discount coupons and gift cards**, as well as **consumer credit**, allowing consumers to purchase home appliances on a monthly-installment basis.

- **Utility bill payments** at check-outs, including phone and TV cable.

These and other innovations have placed the Gigante Group at the forefront of the development of additional services, with which it permanently increases customer satisfaction.

Contenido / *Content*

GIGANTE



106 tiendas de autoservicio
self-service stores

Bodega GIGANTE



56 tiendas de autoservicio de descuento
self-service discount stores

Super GIGANTE



64 supermercados
supermarkets

SuperPrecio El Super del Ahorro



42 tiendas de descuento
discount stores

Actualmente, Grupo Gigante tiene presencia en 82 localidades, a través de sus 474 puntos de venta en México; el área de Los Ángeles, California, EUA; Guatemala y Costa Rica.



The Gigante Group is currently present in 82 geographical locations, through its 474 points of sale in Mexico; the area of Los Angeles, California, USA.; Guatemala and Costa Rica.

Toks



43 restaurantes
restaurants

PRICESMART



2 clubes de membresía
membership clubs

Office DEPOT



78 tiendas de artículos y equipo para oficina
stores offering office supplies and equipment

RadioShack



83 tiendas de artículos electrónicos
stores featuring electronic goods

Datos Financieros Relevantes

Financial Highlights

Millones de pesos al 31 de diciembre de 2002 In millions of pesos as of December 31, 2002		2001		2002	% Variación % Variation
Ventas Netas Net Sales	$	31,360.4	$	30,877.0	-2 %
Gastos de Operación Operating Expenses		5,325.1		5,641.3	6 %
Utilidad de Operación Operating Income		1,129.1		676.9	-40 %
Flujo de Operación EBITDA		1,728.0		1,311.2	-24 %
Resultado del Ejercicio Net Income		662.4		345.3	-48 %
Utilidad por Acción **Earnings per Share**	$	0.68	$	0.35	-48 %
Número de Acciones en Circulación **Common Shares Outstanding**		977,832,348		977,447,505	

Participación en Ventas / Sales Distribution

Gigante	51.6 %	Toks	1.6 %
Bodega Gigante	20.7 %	Radio Shack	1.3 %
Super Gigante	17.7 %	SuperPrecio	0.9 %
Office Depot	6.0 %	PriceSmart	0.2 %



Balance General Consolidado / Consolidated Balance Sheet

(Millones de pesos al 31 de diciembre de 2002) / (In millions of pesos as of December 31, 2002)

	2001	2002
Activo **Assets**	20,640.1	22,314.3
Caja y Bancos Cash and Cash Equivalents	498.6	292.2
Inventarios Inventories	4,350.6	5,298.7
Otros Others	1,972.2	2,826.1
Activo Fijo Fixed Assets	13,818.7	13,897.3

	2001	2002
Pasivo y Capital **Liabilities and Shareholders' Equity**	20,640.1	22,314.3
Proveedores Trade Accounts Payable	5,493.6	5,356.3
Otros Others	3,068.0	4,985.0
Inversión de los Accionistas Shareholders' Equity	12,078.5	11,973.0

Mensaje a nuestros Accionistas

Letter to our Shareholders

Las condiciones económicas prevalecientes en el 2002 fueron especialmente desfavorables para el consumo en el país, ya que la desaceleración económica de los Estados Unidos y la reducción en los niveles de empleo en México propiciaron una disminución en el poder de compra de las familias. Ello fomentó un clima de mayor competencia que dio como resultado una contracción en los resultados del sector autoservicio en general.

Ante estas condiciones, en Grupo Gigante nos hemos dado a la tarea de robustecer nuestro posicionamiento estratégico y principales ventajas competitivas. Asimismo, hemos sentado las bases para alcanzar una mayor eficiencia y brindar un mejor servicio a nuestros clientes, con el objeto de consolidar nuestra operación.

En lo referente a la estrategia comercial y operativa de nuestras unidades de autoservicio, iniciamos el fortalecimiento de nuestra política de precios, el control de gastos, así como el establecimiento de los lineamientos para mejorar la administración de los inventarios. Durante el año, hemos reducido los precios de nuestros productos a niveles competitivos y reforzado nuestras campañas de ofertas y descuentos, para garantizar que nuestra clientela reciba siempre un beneficio adicional al hacer sus compras en nuestros distintos formatos de autoservicio.

Para lograr una mayor productividad y mejor uso de los recursos de la Compañía, se llevaron a cabo durante el ejercicio distintos programas de ahorro en gastos a todos los niveles. Éstos se concentraron en el fomento de una cultura permanente de eficiencia y se tuvo especial cuidado de no afectar la calidad del servicio que ofrecemos a nuestros consumidores. Incluyen, entre otros, una revisión detallada de todos los procesos de la Empresa, para detectar oportunidades de ahorro, y una evaluación estricta de la rentabilidad tienda por tienda. A partir de los resultados de estos programas, se tomó la decisión de cerrar 1 Gigante, 3 Super Gigante, 5 SuperPrecio y 1 restaurante de comida especializada.

Como parte de nuestro programa de productividad, incrementamos el total de la mercancía desplazada por nuestros centros de distribución, al pasar de 43% a 56% de las ventas totales, lo cual redundará en un mejor manejo de los inventarios. Aunado a lo anterior, continuamos avanzando en tecnología para optimizar los procesos de negocio y acercarnos más a los proveedores, integrándolos a la cadena de suministro con información sobre pedidos recibidos, pagos y ventas de sus productos. De igual forma, dimos los pasos necesarios para el lanzamiento del nuevo sistema "SAP" a mediados del año entrante. Es importante mencionar que los principales beneficios derivados de las distintas acciones emprendidas deberán reflejarse en los resultados del próximo año, ya que en su mayoría fueron implementadas hacia finales del 2002.

The economic conditions prevailing in 2002 were specially unfavorable to the country's consumer levels, in view of the fact that the US economic deceleration as well as lower employment rates in Mexico propitiated a decline in family purchasing power. The foregoing ushered in an atmosphere of increased competition, resulting in a general contraction of the results of the self-service sector.

In the face of these conditions, at the Gigante Group we have taken up the task of strengthening our strategic position and chief competitive advantages. We have likewise laid down the foundations to achieve greater efficiency and offer our clientele better service, with the purpose of consolidating our operation.

As regards the business and operating strategy of our self-service units, we reinforced our price policy, controlled expenses, and established the guidelines to improve inventory management. During the year, we have lowered the prices of our products to competitive levels, and intensified our special offers and discount campaigns to make sure that our patronage always receives an additional benefit while shopping at our different self-service formats.

In order to raise productivity and make better use of the company's resources, during the period a series of savings programs directed to expenses were carried out at all levels. They focused on fostering a permanent culture of efficiency, and special care was taken so that the quality of the service we deliver to our consumers would not be affected. They include, among others, a detailed review of all the organization's processes, so as to identify savings opportunities, as well as a strict profitability evaluation, store by store. The results of these programs lead to the decision to close 1 Gigante, 3 Super Gigante, and 5 SuperPrecio units, as well as 1 specialized restaurant.

Consistent with our productivity program, we increased the total amount of merchandise that passes through our distribution centers, by going from 43% to 56% of total sales, which will translate into better management inventory. Additionally, we continued making technological progress to enhance business processes and bring vendors closer, making them part of the supply chain with information on received orders, payments and the selling of their products. Also, we took the necessary steps to launch the new "SAP" system towards the middle of the coming year. It is important to mention that the main benefits that will derive from all these actions will most certainly be reflected in next year's results, since most of them were implemented in late 2002.

Dentro de las iniciativas más relevantes del período, se encuentra la inauguración de los dos primeros establecimientos PriceSmart en México, bajo un concepto de *club de membresía*. Este hecho se da gracias al esfuerzo conjunto realizado por Grupo Gigante en asociación con PriceSmart Inc., creadores del modelo de club de precios en los Estados Unidos y con presencia en 13 países de Asia, Centroamérica y el Caribe. A través de esta nueva asociación, ampliamos nuestra oferta de formatos de tiendas, lo cual nos permitirá atender las necesidades de un mercado específico de gran potencial de crecimiento. Del mismo modo, el ritmo de expansión mostrado por otras asociaciones, como Office Depot y Radio Shack, contribuye también a la consolidación de nuestro concepto multi-formato de tiendas.

Durante el 2002, observamos un avance significativo en nuestra expansión geográfica, al agregar 14 nuevas localidades en la República Mexicana y otras 3 fuera del territorio nacional. Estas últimas incluyen la inauguración de 2 unidades en Guatemala, 2 en Costa Rica y 1 Gigante en el área de Los Ángeles, California, EUA.

El monto invertido en el año alcanzó los 687 millones de pesos, mismos que fueron utilizados para la apertura de 51 unidades que agregan un 4.3% adicional al piso de venta respecto del 2001. Además remodelamos 6 tiendas de autoservicio y 4 restaurantes.

Por último, es un orgullo para nosotros informar que, en el mes de septiembre, "Fundación Gigante" inició sus funciones, con el objeto de dirigir de una manera más eficiente las actividades y recursos destinados a la ayuda comunitaria.

Sólo nos queda agradecer a nuestros clientes su preferencia y a nuestros empleados, proveedores y accionistas el gran apoyo y compromiso que mostraron durante el año, a fin de alcanzar nuestro objetivo de ser cada día una compañía más sólida y competitiva.

One of the most relevant initiatives of the period was the opening of the first two PriceSmart establishments in Mexico under the *membership club* concept. This action was possible, thanks to the joint efforts of the Gigante Group and its partner PriceSmart Inc., creators of the price club model in the United States that operate in thirteen Asian, Central American and Carribean countries. Through this new alliance, we broadened our supply of store formats, thereby enabling us to tend to the needs of a specific market with great growth potential. The rate of expansion of our other joint ventures – such as Office Depot and Radio Shack – likewise contributed to the consolidation of our multi-format store concept.

During 2002, we gained a great deal of ground in our geographical expansion, by adding 14 new locations in Mexico and another 3 abroad. The latter include the opening of 2 units in Guatemala, 2 in Costa Rica and 1 Gigante in the area of Los Angeles, California, USA.

Investments during the period amounted to 687 million pesos, and were used to open 51 units that add an extra 4.3% in sales area compared with 2001. We also remodeled 6 self-service stores and 4 restaurants.

On the other hand, we are proud to report that the "Gigante Foundation" began to operate in September, so as to more efficiently administer the activities and resources assigned to community services.

Lastly, we wish to thank our customers for their preference, and our employees, suppliers and stockholders for the substantial support and commitment they showed throughout the year, in pursuit of our objective of becoming each day a more solid and competitive company.

Ángel Losada Gómez
Presidente del Consejo de Administración
Chairman of the Board of Directors

Ángel Losada Moreno
Presidente
President

Gigante

En Gigante nos hemos distinguido por proporcionar a nuestros clientes las mejores ofertas, además de precios siempre competitivos.

At Gigante, we are known for offering our customers great discounts, in addition to ongoing competitive prices.

A lo largo del 2002, hemos dirigido nuestra atención hacia el fortalecimiento operativo y comercial de las tiendas Gigante, así como el de los otros formatos de autoservicio. Por una parte, se han dado los pasos necesarios para seguir bajando nuestros precios a niveles competitivos, a la vez que intensificamos nuestras campañas de ofertas y descuentos. De esta manera, logramos diferenciarnos de la competencia, por brindar a nuestros clientes un beneficio adicional al momento de realizar sus compras en nuestras unidades Gigante, Bodega y Super Gigante. Durante el cuarto trimestre, iniciamos también un sistema de resurtido automático que nos permitirá disminuir y mejorar los inventarios, además de evitar los faltantes de mercancía. Asimismo, llevamos a cabo distintos programas de ahorro y eficiencia operativa enfocados a la obtención de una mayor productividad de nuestros activos. Como resultado de lo anterior, tuvimos especial cuidado en la contratación de personal eventual durante la temporada navideña, y efectuamos el cierre de un establecimiento Gigante en la ciudad de Celaya, Guanajuato. Al finalizar el período, el formato de tiendas Gigante contaba con 102 unidades en operación y 611,659 m^2 de piso de venta.

Por otro lado, durante el 2002, continuamos con nuestro apoyo al deporte nacional participando, entre otros eventos, como patrocinadores del piloto mexicano Michel Jourdain Jr., en la Serie Cart de automovilismo, además de los equipos de futbol Pachuca y Veracruz. A través de ello, buscamos reforzar nuestra imagen emprendedora, competitiva e innovadora ante los consumidores a nivel local e internacional.

Throughout 2002, we have focused our attention on strengthening the operating and commercial aspects of both the Gigante stores and our other self-service formats. On the one hand, the necessary steps have been taken to further lowering our prices to competitive levels, while intensifying our sales and discount campaigns. We have thereby been able to differentiate ourselves from the competition, in view of our extending additional benefits to our clientele while shopping at our Gigante, Bodega and Super Gigante units. During the fourth quarter, we also started up an automatic replenishment system, which will allow us to reduce and improve inventories, as well as avoid out-of-stocks. Likewise, we carried out a series of savings and operating efficiency programs, aimed at making our assets more productive. To this end, we paid special attention to the hiring of temporary employees during the Christmas season, and shut down a Gigante establishment in the city of Celaya, Guanajuato. At the close of the year, the Gigante format had 102 establishments in operation and 6,583,775 sq. ft. of sales area.

On the other hand, during 2002, we continued to support national sports, by participating, among other events, as sponsors of the Mexican pilot, Michel Jourdain Jr., at the Cart Series car races, as well as of the Pachuca and Veracruz football teams. In this way, we seek to reinforce our enterprising, competitive and innovating image vis-à-vis local and international consumers.


TIMKEN
GIGANTE

Año / Year	m²	Tiendas / Stores	Empleados / Employees	Aperturas / Openings
2001	615,659	103	20,675	2
2002	611,659	102	17,609	0


mejor precio
3.50
El Mejor Precio
Más Barato

Bodega Gigante

En Bodega Gigante ofrecemos a nuestros clientes una de las canastas más baratas del mercado de autoservicio.

At Bodega Gigante, we offer our customers one of the least expensive food and staple item baskets in the self-service market.


Carnes
... con calidad certificada
OFERTA
OFERTA
OFERTA

Año / Year	m²	Tiendas / Stores	Empleados / Employees	Aperturas / Openings
2001	206,640	54	4,814	13
2002	212,981	56	6,146[1]	2

[1] Incluye 1,440 empleados de la cadena Super Maz, que se incorporaron a la Compañía durante el 2002. / Includes 1,440 Super Maz employees that joined the company during 2002.

En el 2002, remodelamos 5 establecimientos Bodega y agregamos 2 más, para terminar el ejercicio con un total de 56 unidades y un piso de venta de 212,981 m². Las nuevas tiendas se ubicaron en Cancún, Quintana Roo y Ciudad del Carmen, Campeche, mismas que se sumaron a nuestra presencia en el creciente mercado del Sureste de México. Al respecto, cabe destacar que en el primer año completo de operación de la cadena Super Maz, observamos un mayor rendimiento por unidad como resultado de la implantación de nuestra mezcla de productos y los procesos administrativos.

Adicionalmente, en Bodega Gigante continuamos avanzando en la optimización de nuestros recursos, gracias a los reducidos costos de operación de este formato. Ello nos ha permitido ofrecer una de las canastas de productos más baratas del mercado, lo que se traduce en mayores ahorros para nuestros clientes.

In 2002, we remodeled five Bodega establishments and added another two, with which at year-end we had a total of 56 units and a sales floor of 2,292,485 sq. ft. The new stores were located in Cancún, Quintana Roo and Ciudad del Carmen, Campeche, and reinforced our presence in the growing market of southeastern Mexico. It is also worth mentioning to this end that, during the first full year of business of the Super Maz chain, productivity per unit increased as a result of our having implemented our product mix and administrative processes.

Additionally, in Bodega Gigante we continue to gain ground in the optimization of our resources, thanks to the low operating costs of this format. This has enabled us to offer one of the least expensive food baskets on the market, which translates into greater savings for our clientele.

Super Gigante

En Super Gigante, nuestra especialidad es la calidad, la atención y el servicio.

In Super Gigante, our specialty is quality, attention and service.

Brindar a nuestros clientes la mejor atención y servicio del mercado, es nuestra prioridad en Super Gigante. Por ello, durante el 2002 continuamos impulsando nuestra campaña de "Garantías", optimizamos la selección y surtido de productos y pusimos especial atención en la capacitación de nuestros Jefes de Departamento para enriquecer su experiencia y habilidades. Con este mismo objetivo, seguimos avanzando en la reconversión de unidades bajo el nuevo concepto Super Gigante y, en este año, estrenamos imagen en una tienda más, localizada en la ciudad de Ensenada, Baja California. Al mismo tiempo, inauguramos una tienda en Acapulco, Guerrero, para alcanzar así siete ciudades de la República con operaciones dentro del nuevo estilo "Super Gigante". Es importante destacar también que, como parte de nuestro programa de productividad y eficiencia, en el 2002 tomamos la decisión de cerrar tres establecimientos en las ciudades de Tijuana y Tecate, Baja California y en la ciudad de Salamanca, Guanajuato. De esta manera, al finalizar el año, contamos con 64 unidades en una superficie total de135,636 m^2 de piso de venta.

Our priority in Super Gigante is to offer our patronage the best attention and service in the market. Consequently, in 2002 we continued to back up our *"Guarantees"* campaign, optimized our product selection and assortment, and paid special attention to training our Department Heads to enhance their experience and skills. With this same objective in mind, substantial advances were made in reconverting stores to the new Super Gigante concept, and during the period, a unit - located in the city of Ensenada, Baja California - was also given this image. We simultaneously inaugurated an establishment in Acapulco, Guerrero, with which we now operate under the new "Super Gigante" style in seven cities throughout Mexico. We also wish to point out that – consistent with our productivity and efficiency program – in 2002 we decided to close three units in the cities of Tijuana and Tecate, Baja California, and in the city of Salamanca, Guanajuato. Thus, at year-end, we had 64 units and a total sales area of 1,459,959 sq. ft.

Año / Year	m²	Tiendas / Stores	Empleados / Employees	Aperturas / Openings
2001	139,122	66	5,823	2
2002	135,636	64	5,095	1


HUACHINANGO
Del Golfo
$ 86.90
Kg.
Super GIGANTE

Gigante USA

Con la inauguración de una tienda en Santa Fe, California, en el 2002 alcanzamos un total de cuatro unidades en los Estados Unidos, teniendo como meta servir al mercado latino.

Thanks to the opening of a store in Santa Fe, California, in 2002 we had a total of four units in the United States, our goal being to serve the Latin market.


GIGANTE
Verduras

A pesar de las condiciones económicas adversas en los Estados Unidos, el 2002 representa un año importante para Gigante USA. Nuestra cuarta tienda, localizada en Santa Fe Springs, California, fue inaugurada con gran éxito durante el tercer trimestre. Aunque su área total es aproximadamente 20% menor al formato original, mantuvimos el mismo surtido de mercancía y *layout*. Con ella alcanzamos un total de 12,179 m^2 de piso de venta, lo cual contribuye a mejorar el desempeño de nuestra unidad de negocio en ese país. Asimismo, se dieron los pasos necesarios para continuar, en el 2003, con nuestra expansión en la zona de Los Ángeles y aumentar así el volumen de operación que se traducirá en beneficios adicionales para la Compañía.

In spite of adverse economic conditions in the United States, 2002 was an important year for Gigante USA. Our fourth store, located in Santa Fe Springs, California, was successfully opened during the third quarter. Although its total area is approximately 20% smaller than the original format, we maintained the same merchandise assortment and layout. With this addition, we now have a total sales floor of 131,071 sq. ft., which helps improve the performance of our American business unit. Additionally, the necessary steps were taken to further our expansion in the Los Angeles area in 2003, thereby maximizing our operating volume which will result in additional benefits for the company.

SuperPrecio

Nuestro compromiso en SuperPrecio es ofrecer un surtido completo de alimentos y productos básicos, a los mejores precios del mercado, lo más cerca posible de los hogares de nuestros clientes.

Our commitment at SuperPrecio is to make a complete assortment of food and staple items available, at the best prices of the market, and as close as possible to our customers' homes.

A lo largo del año, continuamos nuestro proceso de optimización del formato SuperPrecio, para ofrecer así los artículos, precios y servicio que nuestros clientes están buscando. Hemos modificado la selección de mercancías y *layouts*, ampliamos la participación de los productos de marcas propias y logramos mayor eficiencia en la distribución. Estos y otros hechos nos permitirán seguir avanzando en nuestro esfuerzo por aumentar el volumen de ventas por unidad y mejorar los resultados de operación del negocio.

De manera conjunta con el programa de productividad realizado por Grupo Gigante para todas sus unidades de negocio, en SuperPrecio cerramos 5 establecimientos y abrimos otros 5 para terminar el ejercicio con 42 unidades y 14,897 m^2 de área de venta. En el 2003, continuaremos con la expansión del negocio en la zona metropolitana de la Ciudad de México y poblaciones circunvecinas, para así aprovechar el gran potencial de crecimiento de este formato de tienda.

Throughout the year, we continued with our process of optimizing the SuperPrecio format, so as to offer the items, prices and service that our clients are interested in. We have changed our merchandise selection and layouts, increased the share of our private label products, and accomplished greater distribution efficiency. These and other actions will enable us to further venture on boosting our sales volume per unit, and raising the business' operating results.

Parallel to the productivity program carried out by the Gigante Group for all its business units, in SuperPrecio we closed five establishments and opened another five, with which at year-end we had 42 units and a sales floor of 160,348 sq. ft. In 2003, we will continue expanding the business in Mexico City's metropolitan area and neighboring towns, in order to take advantage of this store format's great growth potential.


Granos de Elote
SALSA CATSUP
SOPA INST
Leche

Centro de Distribución

Distribution Center

En Grupo Gigante estamos convencidos de que una distribución centralizada eficiente es necesaria para mejorar el abasto de tiendas e incrementar la rotación de los inventarios.

At the Gigante Group, we are convinced of the fact that efficient centralized distribution is needed to improve store-supplying functions and accelerate inventory turnover.

Con el objeto de mejorar nuestra competitividad, en Grupo Gigante hemos redoblado nuestro esfuerzo para incrementar la participación de la distribución centralizada. Así, durante el 2002 logramos un aumento en el total de la mercancía desplazada por nuestros centros de distribución, al pasar de 43% a 56% de las ventas totales, con un mínimo nivel de inversión. Ello requirió de una gran dedicación que se materializó en mayor oportunidad de entrega a tiendas y en una reducción de los costos de distribución. Al cierre del año, contamos con 8 centros, localizados en México D.F., Baja California, Jalisco, Yucatán y Nuevo León, con un total de 59,300 m^2 de área techada.

With the purpose of enhancing our competitiveness, in the Gigante Group we have heightened our resolve to magnify the participation of centralized distribution. Thus, during 2002, we were able to increase the total amount of merchandise that passes through our distribution centers, by going from 43% to 56% of total sales, with a minimum investment. This required a great deal of effort which materialized in more opportunities for store deliveries, as well as a reduction in distribution costs. At the close of the period, we had eight centers, located in Mexico City, Baja California, Jalisco, Yucatán and Nuevo León, with a total roofed area of 638,293 sq. ft.


BOLSAS

Marcas Propias

Private Label

Durante el año, agregamos 250 artículos nuevos a nuestra línea de marcas propias, lo que representa un incremento del 22%.

During the year, we added 250 new items to our private label line, accounting for a 22% increase.

En el 2002, seguimos impulsando el desarrollo de nuestras marcas propias y alcanzamos un total de 1,400 artículos entre alimentos y mercancías generales. Agregamos 250 productos nuevos, lo que representa un incremento aproximado de 22% respecto del 2001. Nuestro compromiso con la calidad y bajo precio se ha reflejado en una mayor aceptación y fidelidad de nuestros clientes hacia este tipo de artículos. Así, su participación asciende ya a alrededor del 10% de las ventas totales de nuestra cadena de autoservicio. El objetivo establecido para los años siguientes es intensificar la oferta de artículos de marcas propias y de esa forma contribuir a la mayor productividad de nuestras tiendas.

In 2002, we continued to foster the development of our private labels, totaling 1,400 food and general merchandise products. We added 250 new items, which account for an approximate growth of 22% when compared to 2001. Our commitment to quality and low price has resulted in greater customer acceptance of and loyalty towards this type of merchandise. Consequently, it already has a 10% share in the total sales of our self-service chain. Our goal for the following years is to maximize the availability of private label products so as to further contribute to our stores' productivity.


Frijoles
Champiñones

Alimentos / ***Food***



Mercancías Generales / ***General Merchandise***



Papelería / ***School Supplies***



Automotriz / ***Auto Supplies***



Perfumería / ***Health&Beauty***


Esmalte
Extensión

Ferretería / ***Hardware***



Limpieza / ***Housewares***



Bebés / ***Infants***

Toks

La nueva imagen Toks ha tenido una gran aceptación; por ello, nos es posible atender cada día a más clientes y mejorar el retorno de nuestros activos.

The new Toks image has been widely accepted, thus making it possible to wait on more customers every day, while enhancing the return of our assets.

En este ejercicio, continuamos con nuestro programa de expansión y renovación de restaurantes con la nueva imagen Toks. Tres nuevas sucursales fueron inauguradas en Cancún, Quintana Roo; Acapulco, Guerrero; y Ciudad del Carmen, Campeche y remodelamos dos en la Ciudad de México, una en Guadalajara, Jalisco y una en Monterrey, Nuevo León. También tomamos la decisión de cerrar uno de los restaurantes de comida especializada, localizado en el Distrito Federal.

Bajo el nuevo concepto, los restaurantes Toks ofrecen menús renovados y mejor servicio en un ambiente moderno y agradable. Ello nos ha permitido atender a más clientes e incrementar la rentabilidad sobre nuestra inversión. Al cierre del año, contamos con 43 establecimientos en 12 ciudades de la República y un total de 9,480 asientos. Para el 2003, seguiremos con la expansión del negocio, así como con la conversión de más unidades a la nueva imagen.

During this period, we continued with our restaurant expansion and remodeling program under the new Toks image. Three new branches were opened in Cancún, Quintana Roo; Acapulco, Guerrero; and Ciudad del Carmen, Campeche. We likewise refurbished two in Mexico City, one in Guadalajara, Jalisco and another in Monterrey, Nuevo León. We also decided to close one of the specialized restaurants, located in Mexico City.

Under the new concept, the Toks establishments offer renewed menus and better service within a modern and pleasant atmosphere. This enables us to wait on more customers and increase the return on our investment. At year-end, we had 43 restaurants in 12 cities throughout Mexico, and a total seating capacity of 9,480. In 2003, we will further expand the business, and convert more units to the new image.


Toks

PriceSmart

PriceSmart, nuestro nuevo formato de tienda, cuenta con las ventajas competitivas necesarias para diferenciarse de los *clubes de membresía* tradicionales y acceder así a un mayor mercado.

PriceSmart, our new store format, has the necessary competitive advantages to stand out among traditional membership clubs, and thereby have access to a larger market.

Con la exitosa apertura de los dos primeros establecimientos PriceSmart en las ciudades de Irapuato y Celaya, Guanajuato, iniciamos el desarrollo de un nuevo formato de tiendas de autoservicio bajo un concepto de *club de membresía*. Resultado de nuestra asociación estratégica con PriceSmart Inc., este formato ofrece alrededor de 3,000 SKU's a precios de mayoreo, en un piso de ventas de 5,200 m^2 en promedio. Cuenta con empaques familiares e individuales, para atender de manera simultánea las necesidades de los hogares y los negocios. Asimismo, brinda la posibilidad de adquirir productos a granel, lo cual redunda en mayores ahorros para nuestros clientes y fomenta la conciencia ecológica. Al cierre del ejercicio, se operaban dos unidades, con un área total de venta de 10,438 m^2.

With the successful opening of the first two PriceSmart establishments in the cities of Irapuato and Celaya, Guanajuato, we embarked on the development of a new self-service store format, under the *membership club* concept. As a result of our strategic alliance with PriceSmart Inc., this format already offers approximately 3,000 SKU's at wholesale prices. On an average sales floor of 56,000 sq. ft., it features both family-size and individual packages, to simultaneously meet the needs of homes and businesses. Products sold in bulk may also be purchased, giving rise to greater savings for our clientele, while encouraging ecological awareness. At the close of the period, there were two units, with a total sales area of 112,353 sq. ft.


PRICESMART
PRICESMART

Office Depot

Nuestra presencia alcanzó el mercado centroamericano con dos tiendas en Costa Rica y otras dos en Guatemala.

Our presence has reached the Central American market, with two stores in Costa Rica and another two in Guatemala.

Para Office Depot, el 2002 marcó un momento trascendental en el desarrollo y expansión geográfica del negocio. Durante el año, penetramos el mercado internacional, al abrir 4 unidades en Centroamérica, dos de ellas en Guatemala y otras dos en Costa Rica. Por otro lado, inauguramos 11 establecimientos dentro de la República, incluyendo 4 tiendas "Express" de menor tamaño que el formato tradicional. También iniciamos la operación del primer cruce de andén, para dar soporte a nuestros establecimientos en México y Centroamérica y obtener con ello una mayor productividad. El piso de venta se incrementó 16% en el año a 137,121 m^2 y alcanzamos un total de 78 unidades en operación. El ritmo de crecimiento para el año entrante será similar al del 2002 y continuaremos con nuestro proceso de internacionalización.

For Office Depot, 2002 was a decisive moment in the development and geographical expansion of the business. During the year, we penetrated the international market, by opening four units in Central America – two of them in Guatemala and another two in Costa Rica. On the other hand, we inaugurated eleven establishments in Mexico, including four "Express" stores that are smaller in size than the traditional format. We also started up the first cross-dock operation to support our units in Mexico and Central America, with which we will increase productivity. During the period, the sales floor grew 16%, amounting to 1,475,943 sq. ft., and we had a total of 78 stores in operation. Next year's growth rate will be similar to that of 2002, and we will further pursue our internationalization process.


Office DEPOT
Liquid Paper

Radio Shack

En Radio Shack, contamos con personal cada día más capacitado para brindar una mejor atención y asesoría a nuestros clientes.

At Radio Shack, every day we have better trained personnel to serve and give advice to our customers more efficiently.


TV/FM
Antena
RadioShack

El potencial de expansión de Radio Shack se hizo patente durante el 2002 al agregar 22 nuevos establecimientos, lo que representa un aumento de 43% en el piso de venta. Del mismo modo, se incrementó el número de franquicias en 7 unidades. En total, al cierre del 2002, la cobertura regional de Radio Shack abarcó 50 localidades del país, con un total de 83 unidades propias en 9,979 m^2 de área de venta y 47 franquicias. En el año, logramos una mayor oportunidad y acceso a más y mejores productos, en beneficio de nuestros consumidores. Además, seguimos avanzando en la capacitación especializada del personal para ofrecer una excelente atención y asesoría a nuestros clientes. Lo anterior tuvo un impacto muy positivo sobre el desempeño de nuestros puntos de venta que nos motiva a seguir creciendo en los próximos años.

Radio Shack's expansion potential became evident in 2002, when we added 22 new establishments, which account for a 43% increase in sales area. The number of franchises also rose by 7 units. At the end of 2002, Radio Shack's regional coverage included a total of 50 locations throughout Mexico, with 83 self-owned units - having a sales area of 107,412 sq. ft. - and 47 franchises. During the period, we have had greater opportunities and access to more and improved products, for the benefit of our consumers. Additionally, we continued to make progress in the specialized training of our personnel, so as to excel in the attention and advice we give to our clientele. The foregoing had a very positive impact on the performance of our points of sale, which motivates us to grow even more in the years to come.

Responsabilidad Social

Social Responsibility

En Grupo Gigante, nuestro interés en la gente empieza por nuestros empleados y se extiende a toda la comunidad, a través de "Fundación Gigante".

At the Gigante Group, our interest in people starts with our employees and extends itself to the entire community, through the "Gigante Foundation".

Con la implantación de programas como "Plan de Carrera", "Red Educativa", "Mercancías a Crédito" y "Cuenta Ahorro Gigante-Infonavit", durante el 2002, seguimos avanzando en nuestro objetivo de mejorar las oportunidades de crecimiento, capacitación y calidad de vida de los 35,898 empleados que conforman la gran familia de Grupo Gigante. Sin embargo, nuestro compromiso con la gente ha trascendido en todo momento las fronteras de nuestra empresa y por ello, en el mes de septiembre, "Fundación Gigante" inició formalmente sus actividades. Su propósito será el de institucionalizar y dirigir de una manera más eficiente los recursos y esfuerzos que nuestra Organización siempre ha destinado a la ayuda comunitaria. Hacia finales del 2002, se dieron los primeros pasos de la Fundación, al colaborar de manera activa en distintos proyectos como "Redondeo Gigante-Cáritas" y "Teletón". Asimismo, tomó un papel preponderante en la recolección y entrega de las donaciones en especie que año con año realiza la Compañía a través de "Cáritas" y - más recientemente - en la ayuda prestada a los estados de Yucatán y Campeche a raíz de los desastres provocados por el huracán Isidoro.

Thanks to the launching of programs such as "Career Plan", "Educational Network", "Merchandise on Credit" and "Gigante-Infonavit (Workers' Housing Plan) Savings Account", during 2002, we further pursued our objective to enhance the growth, training and lifestyle opportunities of the 35,898 employees that make up the large family of the Gigante Group. Our commitment to people, however, has at all times gone beyond the frontiers of our company; to this end, the "Gigante Foundation" formally began activities in September. Its purpose will be to institutionalize and more efficiently manage the resources and efforts that the organization has always assigned to community services. Towards the end of 2002, the Foundation took its first steps, by actively participating in several charity projects such as "Redondeo Gigante-Cáritas" and "Teletón". It likewise played an important role in collecting and delivering the donations in kind that the company is involved in each year through "Cáritas" and – more recently – in the help given to the states of Yucatán and Campeche as a result of the disasters caused by hurricane Isidore.


Fundación Gigante
TU CAMBIO POR LA EDUCACIÓN
GIGANTE
¡Vamos por la educación!
ABRE TU CORAZÓN
redondea tu cuenta
y alimenta a un niño

Financial Statements 2002

Examiner's Report

ERNESTO VALENZUELA ESPINOZA

To the Stockholders of
Grupo Gigante, S. A. de C. V.:

As Company Examiner, in compliance with article 166 of the General Corporate Law and the company bylaws of Grupo Gigante, S. A. de C.V., I submit my report on the truthfulness, adequacy and fairness of the consolidated information which the Board of Directors has furnished to you relative to the progress of the company for the year ended December 31, 2002.

I attended the Stockholders', Board of Directors' and Audit Committee's meetings held, and obtained information from the directors and administrators on those operations, documentation and records which I deemed necessary to examine. My review was performed in accordance with auditing standards generally accepted in Mexico.

In my opinion, the accounting and reporting criteria and policies followed by the Company and considered by the administrators to prepare the information which they presented to this meeting, are adequate and sufficient, and were applied consistently with regard to the prior year. Accordingly, such information reflects truthfully, fairly and sufficiently the consolidated financial position of Grupo Gigante, S. A. de C.V. at December 31, 2002, and the consolidated results of its operations, changes in its stockholders' equity and changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Ernesto Valenzuela Espinoza
Examiner

Mexico City, February 24, 2003

Independent Auditor's Report

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52(55) 5080 6000
Fax:+52(55) 5080 6001
www.deloitte.com.mx

Deloitte & Touche

To the Board of Directors and Stockholders of
Grupo Gigante, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Grupo Gigante, S. A. de C. V. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Gigante, S. A. de C. V. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

This report and the accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Francisco Pérez Cisneros

February 24, 2003

Deloitte
Touche
Tohmatsu

Consolidated Balance Sheets

December 31, 2002 AND 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002)

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and temporary investments	$ 292,157	$ 498,581
Trade accounts receivable	1,897,467	1,217,239
Inventories	5,298,722	4,350,603
Prepaid expenses	253,074	203,862
Total current assets	7,741,420	6,270,285
PROPERTY AND EQUIPMENT - net	13,897,307	13,818,663
INVESTMENT IN SHARES	156,300	
GOODWILL AND OTHER ASSETS	519,277	551,187
TOTAL	$ 22,314,304	$ 20,640,135
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes payable to financial institutions	$ 2,067,500	$
Current portion of long-term debt	21,020	25,059
Trade accounts and notes payable	5,356,314	5,493,578
Due to related parties	112,558	66,897
Accrued expenses and taxes	1,019,901	1,232,717
Total current liabilities	8,577,293	6,818,251
LONG-TERM DEBT AND EMPLOYEE RETIREMENT OBLIGATIONS	606,846	600,996
DEFERRED INCOME TAX	1,157,122	1,142,390
Total liabilities	10,341,261	8,561,637
STOCKHOLDERS' EQUITY:		
Common stock	2,202,977	2,203,003
Additional paid-in capital	6,173,434	6,171,387
Retained earnings	13,816,798	13,468,044
Insufficiency in restated stockholders' equity	(9,187,581)	(8,726,128)
Cumulative effect of deferred income tax	(1,076,220)	(1,076,220)
Majority stockholders' equity	11,929,408	12,040,086
Minority stockholders' equity	43,635	38,412
Total stockholders' equity	11,973,043	12,078,498
TOTAL	$ 22,314,304	$ 20,640,135

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

For the years ended december 31, 2002 and 2001

(In thousands of Mexican pesos of purchasing power of December 31, 2002, except earnings per share amounts)

	2002	2001
REVENUES:		
Net sales	$ 30,501,704	$ 30,919,324
Other	375,256	441,108
Total revenues	30,876,960	31,360,432
COSTS AND EXPENSES:		
Cost of sales	24,558,770	24,906,228
Operating expenses	5,641,297	5,325,090
Total costs and expenses	30,200,067	30,231,318
INCOME FROM OPERATIONS	676,893	1,129,114
NET COMPREHENSIVE FINANCING COST	59,412	46,885
OTHER EXPENSE	56,026	50,820
INCOME BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING	561,455	1,031,409
INCOME TAX EXPENSE	206,980	337,243
EMPLOYEE STATUTORY PROFIT-SHARING	3,941	9,454
	210,921	346,697
CONSOLIDATED NET INCOME	$ 350,534	$ 684,712
Net income of majority stockholders	345,311	662,386
Net income of minority stockholders	5,223	22,326
Consolidated net income	$ 350,534	$ 684,712
Basic earnings per ordinary share	$ 0.35	$ 0.68

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended december 31, 2002 and 2001

(In thousands of Mexican pesos of purchasing power of December 31, 2002)

	Common stock	Additional paid-in capital	Retained earnings	Insufficiency in restated stockholders' equity	Cumulative effect of deferred income tax	Minority stockholders' equity	Total stockholders' equity
BALANCE AS OF JANUARY 1, 2001	$ 2,203,030	$ 6,173,195	$12,803,073	$ (8,151,569)	$ (1,076,220)	$	$11,951,509
Repurchases and sales of shares – net	(27)	(1,808)	2,585				750
Comprehensive income			662,386	(574,559)		38,412	126,239
BALANCE AS OF DECEMBER 31, 2001	2,203,003	6,171,387	13,468,044	(8,726,128)	(1,076,220)	38,412	12,078,498
Repurchases and sales of shares – net	(26)	2,047	3,443				5,464
Comprehensive loss			345,311	(461,453)		5,223	(110,919)
BALANCE AS OF DECEMBER 31, 2002	$ 2,202,977	$6,173,434	$ 13,816,798	$(9,187,581)	$(1,076,220)	$ 43,635	$11,973,043

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Financial Position

For the years ended december 31, 2002 and 2001

(In thousands of Mexican pesos of purchasing power of December 31, 2002)

	2002	2001
OPERATING ACTIVITIES:		
Consolidated net income	$ 350,534	$ 684,712
Items that did not require (generate) resources:		
Depreciation and amortization	634,262	598,930
Equity in income of associated company		(4,415)
Deferred income tax	(41,815)	135,396
	942,981	1,414,623
Changes in current assets and liabilities:		
Trade accounts receivable	(680,228)	(174,429)
Inventories	(1,353,026)	(1,041,033)
Prepaid expenses	(49,212)	(35,673)
Trade accounts and notes payable	(137,264)	857,940
Due to related parties	45,661	(95,713)
Accrued expenses and taxes	(212,816)	258,323
Employee retirement obligations	54,867	
Net resources (used in) generated by operating activities	(1,389,037)	1,184,038
FINANCING ACTIVITIES:		
Notes payable to financial institutions	2,067,500	
Long-term debt – payments	(53,056)	(110,900)
Repurchases and sales of shares – net	5,464	750
Net resources generated by (used in) financing activities	2,019,908	(110,150)
INVESTING ACTIVITIES:		
Acquisition of property and equipment - net	(686,757)	(964,064)
Investment in shares	(156,300)	(3,251)
Other assets	5,762	54,702
Net resources used in investing activities	(837,295)	(912,613)
CASH AND TEMPORARY INVESTMENTS:		
(Decrease) increase	(206,424)	161,275
Beginning of year	498,581	337,306
End of year	$ 292,157	$ 498,581

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended december 31, 2002 and 2001

(In thousands of Mexican pesos of purchasing power of December 31, 2002, except per share data)

1. NATURE OF BUSINESS

Grupo Gigante, S. A. de C.V. and subsidiaries (the "Company") are engaged in self-service stores that sell groceries, perishables, clothing, general merchandise, office supplies and electronic goods.

2. BASIS OF PRESENTATION

a. Consolidation of financial statements – The consolidated financial statements include those of Gupo Gigante, S. A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below. The financial statements of Office Depot de México, S. A. de C. V. and PSMT de México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

Company or Group	Equity	Activity
Gigante, S. A. de C. V.	99.99%	222 self-service stores that sell groceries, perishables, clothing and general merchandise.
Office Depot de México, S. A. de C. V.	50%	72 office supply stores in Mexico, two in Costa Rica, two in Guatemala and two distribution centers.
PSMT de México, S. A. de C. V.	50%	2 club price stores in Guanajuato, Mexico.
Gigante Holding International, Inc.	100%	4 self-service stores focusing on the latin market in Los Angeles, California.
Cafeterías Toks, S. A. de C. V.	99.99%	A chain of 43 restaurants.
Tiendas Super Precio, S. A. de C.V.	99.98%	42 self-service stores that sell groceries.
Radio Shack de México, S.A. de C. V.	51%	83 stores that sell electronic goods.
Controtiendas, S. A. de C. V.	99.99%	37 real estate companies that own land where Company stores are located.
Bodega Gigante, S. A. de C. V.	99.99%	11 real estate companies that own land where Company stores are located.
Controladora del Norte, S. A. de C. V.	99.99%	5 real estate companies that own land where Company stores are located.
Gigante-Fleming, S. A. de C. V.	99.99%	A real estate company that owns land where two Company stores are located.
Servicios Gigante, S. A. de C.V.	99.98%	Provides administrative services to the Company.
Servicios Toks, S.A. de C. V.	99.98%	Provides administrative services to the Company.
Pagos en Línea, S. A. de C. V.	99.98%	Electronic cash transfers in Mexico.
Controladora de Franquicias, S. A. de C. V.	99.99%	Administration of franchises, names and commercial notices.
Procesadora Gigante, S. A. de C. V.	99.98%	Sales, administration and operation of commercial business related to packing and pouring food.
Compañía Importadora Gigante, S. A. de C. V.	99.98%	Purchase-sale, manufacture, elaboration and commercialization of merchandise.

b. Comparability – On October 1, 2001 the Company acquired an additional 2% of the shares of Radio Shack de México, S.A. de C.V., increasing its equity to 51% and thus acquiring control. Accordingly, as of that date the information of this entity was consolidated with the Company's financial statements. The acquisition cost of the shares was $3,076. Condensed statement of income for the period from January 1 to September 30, 2001, expressed in Mexican pesos of purchasing power of December 31, 2002, is summarized below.

Revenues	$	230,297
Cost and expenses		(217,144)
Other income –net		59
Taxes		(4,202)
Net income	$	9,010

c. Translation of financial statements of foreign subsidiaries – To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in cumulative translation effects of foreign entities within stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the losses were generated for accumulated deficit and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2001 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

d. Comprehensive (loss) income – Comprehensive (loss) income presented in the accompanying statement of changes in stockholders' equity represents the Company's total activity during each year, and is comprised of the net income of the year, plus other comprehensive (loss) income items of the same period which, in accordance with accounting principles generally accepted in Mexico (MEX GAAP), are presented directly in stockholders' equity without affecting the consolidated statements of income. In 2002 and 2001, the other comprehensive (loss) income items consist of the insufficiency in restated stockholders' equity, the translation effects of foreign entities which is presented in the insufficiency in restated stockholders' equity, and the net income of minority stockholders.

e. Reclassifications - Certain amounts in the financial statements as of and for the year ended December 31, 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2002.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. Recognition of the effects of inflation - The Company restates its consolidated financial statements to Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of December 31, 2002 and, therefore, differ from those originally reported in the prior year.

b. Temporary investments - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

c. Inventories and cost of sales – Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

d. Property and equipment – Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

	Average Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

e. Investment in shares – Investment in shares are valued at acquisition cost and restated using the NCPI.

f. Goodwill – Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized over 20 years.

g. Employee retirement obligations – Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

h. Income tax, tax on assets and employee statutory profit-sharing – Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are not probable of being realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.

i. Foreign currency balances and transactions - Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

j. Insufficiency in restated stockholders' equity - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding nonmonetary assets, which resulted from restating certain nonmonetary assets below inflation utilizing appraisal values.

k. Monetary position gain - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

l. Earnings per share - Basic earnings per ordinary share is calculated by dividing net income of majority stockholders' by the weighted average number of ordinary shares outstanding during the year.

4. ACCOUNTS RECEIVABLE

	2002	2001
Trade accounts receivable	$ 788,988	$ 701,261
Recoverable taxes	628,594	246,224
Other	479,885	269,754
	$ 1,897,467	$ 1,217,239

5. PROPERTY AND EQUIPMENT

	2002	2001
Buildings	$ 5,279,355	$ 5,154,520
Buildings on leased property	3,042,966	2,687,763
Store equipment	5,584,880	5,521,167
Furniture and equipment	517,290	427,495
Vehicles	193,542	207,327
	14,618,033	13,988,272
Accumulated depreciation and amortization	(5,427,592)	(5,195,099)
	9,190,441	8,803,173
Construction in progress	141,322	368,058
Land	4,565,544	4,647,432
Total property and equipment – net	$ 13,897,307	$ 13,818,663

6. INVESTMENT IN SHARES

The balance at December 31, 2002 represents the Company's investment in 15,000 Series A preferred, convertible and redeemable shares of PriceSmart, Inc (PriceSmart). The preferred shares can be converted to common shares of PriceSmart at an exercise prise of US $37.50 per share, have a cumulative dividend of 8% a year, and may be redeemed at the option of PriceSmart five years after issuance.

7. GOODWILL AND OTHER ASSETS

	2002	2001
Goodwill – net	$ 399,216	$ 419,683
Trust for the acquisition of shares	41,300	73,657
Other non-current assets	78,761	57,847
	$ 519,277	$ 551,187

8. NOTES PAYABLE TO FINANCIAL INSTITUTIONS

The Company has certain short-term, notes payable due to financial institutions. Outstanding borrowings under these arrangements amounted to $2,067,500 at December 31, 2002. The weighted average interest rate under these arrangements was 9.07% at December 31, 2002.

9. LONG-TERM DEBT AND EMPLOYEE RETIRMENT OBLIGATIONS

	2002	2001
Unsecured notes payable to banks at the 28-day interbank interest rate (TIIE) multiplied by 1.045, providing that such amount is lower than TIIE plus 1.6 percentage points, or higher than TIIE plus 0.75 percentage points (rates at December 31, 2002 and 2001, were 8.72% and 9.40%, respectively), payment is due on September 28, 2005.	$ 500,000	$ 528,500
Note payable with no maturity date, collateralized by real estate with a net book value of $116,270 at December 31, 2002; interest on outstanding balances is calculated at the 28-day TIIE plus 2.0% (rates at December 31, 2002 and 2001 were 10.54% and 10%, respectively).	62,548	74,800
Note payable with no maturity date, collateralized by real estate with a net book value of $78,549 at December 31, 2002; interest on outstanding balances is calculated using the higher of the average cost of funds or average interbank rate minus 2 points (at December 31, 2002 and 2001, such rates were 3.13% and 3.81%, respectively).	10,451	22,755
Total long-term debt	572,999	626,055
Current portion	(21,020)	(25,059)
Employee retirement obligations	54,867	
	$ 606,846	$ 600,996

The restrictive covenants of the loan contract establish the obligation to maintain certain financial ratios. Such covenants have been fulfilled as of December 31, 2002.

10. COMPANY BENEFITS AND SENIORITY PREMIUM PLANS

Costs included in operating expenses:

	2002	2001
Fringe benefits	$ 461,614	$ 346,826
Seniority premiums	4,718	3,428
	$ 466,332	$ 350,254

11. STOCKHOLDERS' EQUITY

a. Stockholders' equity, at December 31, 2002, consists of the following:

	Number of Shares	Historical Value	Restatement Effect	Total
Fixed capital	176,734,102	$ 18,922	$ 379,248	$ 398,170
Variable capital	800,713,403	85,729	1,719,078	1,804,807
	977,447,505	104,651	2,098,326	2,202,977
Additional paid-in capital		2,120,647	4,052,787	6,173,434
Retained earnings		3,395,800	10,420,998	13,816,798
Insufficiency in restated stock-holders' equity			(9,187,581)	(9,187,581)
Cumulative effect of deferred income tax		(895,073)	(181,147)	(1,076,220)
Minority stockholders' Equity		41,218	2,417	43,635
TOTAL	977,447,505	$ 4,767,243	$ 7,205,800	$ 11,973,043

Common stock is comprised of common nominative shares. Fixed capital stock may not be withdrawn. Variable capital shares are freely subscribed. Variable capital may not be greater than ten times fixed capital.

b. At December 31, 2002 and 2001, the Company has 8,641,967 and 8,056,767 shares repurchased in treasury. The market value of such shares was $6.10 and $11.63 per share at December 31, 2002 and 2001, respectively.

c. Stockholders equity, except restated paid-in capital and tax retained earnings, will be subject a 35% dividend tax. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income taxes paid on such distribution on or after January 1, 2002, may be credited against future income tax payable by the Company in the three fiscal years following such payment.

As a result of the tax reform for fiscal 2003, tax paid on the distribution of stockholders' equity, as indicated in the preceding paragraph, can only be credited against income tax for the year in which the dividend tax is paid, and in the next two years, against annual tax and the related provisional payments.

d. The balances of the stockholders' equity tax accounts as of December 31 are as follows:

		2002		2001
Contributed capital account	$	6,961,620	$	6,961,620
Net consolidated tax income account		2,263,471		2,263,471
Reinvested net consolidated tax income account		240,758		240,758
Total	$	9,465,849	$	9,465,849

12. FOREIGN CURRENCY BALANCES AND TRANSACTIONS

a. At December 31, the foreign currency monetary position in thousands of U.S. dollars is as follows:

		2002		2001
Monetary assets		11,862		7,678
Monetary liabilities		(47,689)		(33,790)
Monetary liability position - net		(35,827)		(26,112)
Equivalent in thousands of Mexican pesos	$	(372,602)	$	(239,373)

b. Approximately 12% and 5% of purchases of inventory were imported by the Company in 2002 and 2001, respectively.

c. Transactions denominated in thousands of U.S. dollars during the years ended December 31, 2002 and 2001 include import purchases of 273,506 and 132,998, respectively.

d. The exchange rates in effect at the dates of the balance sheets and of issuance of the consolidated financial statements were as follows:

	December 31, 2002	December 31, 2001	February 24, 2003
One U.S. dollar	$ 10.38	$ 9.135	$ 10.9815

13. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a. Transactions with related parties during the years ended December 31, 2002 and 2001, carried out in the ordinary course of business, were as follows:

	2002	2001
Purchases from Radio Shack International, Inc.	$ 141,744	$ 29,212

b. Balances payable with related parties at December 31, are as follows:

	2002	2001
Radio Shack International, Inc.	$ 112,558	$ 66,897

14. NET COMPREHENSIVE FINANCING COST

	2002	2001
Interest expense	$ 329,843	$ 291,017
Interest income	(6,214)	(19,385)
Foreign exchange fluctuations	16,078	(10,247)
Monetary position gain	(335,179)	(234,864)
Other financial expenses	54,884	20,364
	$ 59,412	$ 46,885

15. INCOME TAXES, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT-SHARING

In accordance with Mexican tax law, the Company is subject to income tax consolidated (ISR) and tax on assets consolidated (IMPAC), which takes into consideration the taxable and deductible effects of inflation.

Through December 31, 2001, the Mexican ISR rate was 35% with the obligation to pay 30% currently and the option of deferring payment of the remaining 5% until profits are distributed. The remaining 5% is recorded as a liability. The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were also eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S.A. de C.V. incurs consolidated ISR and IMPAC with its subsidiaries in the proportion in which it owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage which Grupo Gigante, S.A. de C.V. owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of ISR and IMPAC of both Grupo Gigante, S.A. de C.V. and its subsidiaries are made as if Grupo Gigante, S. A. de C. V. did not file a consolidated tax return.

a. Income tax and employee statutory profit-sharing consist of the following:

	2002	2001
Income tax expense:		
Current	$ 55,291	$ 114,757
Deferred	123,617	222,486
Effect of change in statutory rate on deferred ISR	(67,375)	
Variation on the valuation of allowance for recoverable tax on assets and benefit of tax loss carryforwards	95,447	
	$ 206,980	$ 337,243
Employee profit-sharing:		
Current	$ 3,941	$ 9,454

b. The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR and employee statutory profit-sharing for the years ended December 31, 2002 and 2001, is as follows:

	2002	2001
Statutory rate	35%	35%
Add:		
Effect of permanent differences, mainly nondeductible expenses	5	2
Variation on the valuation of allowance for recoverable tax on assets paid and benefits on tax loss carryforwards	17	
Less:		
Effects of inflation	(8)	(5)
Effect of change in statutory rate on deferred ISR	(12)	
Other		1
Effective rate	37%	33%

The deferred ISR effect from the reduction in the 2002 ISR rates, related to the gradual reduction of the ISR rates explained above, resulted in the recalculation of the deferred ISR liability recorded as of December 31, 2001. The various rates applicable beginning in 2003 were applied to the temporary differences based on their estimated reversal date.

c. At December 31, 2002 and 2001 the main items comprising the balance of deferred income tax are as follows:

	2002	2001
Deferred income tax assets (liabilities):		
Property and equipment	$ (1,284,441)	$ (1,402,836)
Inventories	(1,462,339)	(1,338,969)
Tax inventory from 1986	303,002	348,285
Other	39,583	34,063
Deferred ISR from temporary differences	(2,404,195)	(2,359,457)
Effect of tax loss carryforwards	607,686	523,207
Recoverable tax on assets	848,835	858,996
	(947,674)	(977,254)
Allowance for recoverable tax on assets and of tax loss carryforwards	(209,448)	(165,136)
Long-term liability- net	$ (1,157,122)	$ (1,142,390)

d. Due to a deterioration in the circumstances used to assess the recovery of tax on assets paid and recovery of the benefit of tax loss carryforwards, the valuation allowance for recoverable tax on assets and of the valuation allowance for recoverable benefit of tax loss carryforwards was increased by $95,447, and charged to results of operations of the year ended December 31, 2002.

e. At December 31, 2002 and 2001, the Company has taxable temporary differences related to deferred PTU, mainly inventories, for which the deferred PTU liabilities of approximately $47,500 and $55,000, respectively, were not recorded because the Company believes that they will not reverse due to the continued nature of its transactions. In addition, there are unquantified permanent differences, mainly from the restatement of fixed assets, which are expected to have an effect on PTU generated in the future.

f. Tax loss carryforwards and recoverable tax on assets paid for which the deferred income tax asset and prepaid income tax, respectively, have been partially recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2002 and expiration dates are as follows:

Year of Expiration	Tax Loss Carryforwards	Recoverable Tax on Assets
2003	$ 47,623	$ 86,337
2004	81,982	85,930
2005	84,533	78,369
2006	37,343	81,633
2007	324,239	122,701
2008	219,164	103,765
2009	104,604	59,651
2010	196,366	74,034
2011	233,307	66,366
2012	569,857	90,049
	$ 1,899,018	$ 848,835

16. COMMITMENTS

The Company has entered into land leases for indefinite periods where some of its stores and restaurants are located. Rents are calculated as a percentage of sales ranging from 1% to 4%.

In 2002 and 2001, rental expense was approximately $546,927 and $519,424, respectively.

17. NEW ACCOUNTING PRINCIPLES

In December 2001, the Mexican Institute of Public Accountants ("IMCP") issued new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments" ("C-9"), which is effective beginning January 1, 2003, although early application is encouraged. C-9 supercedes the former Bulletins C-9, "Liabilities" and C-12, "Contingencies and Commitments", and establishes additional guidelines clarifying the accounting for liabilities, provisions, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations.

In January 2002, the IMCP issued new Bulletin C-8, "Intangible Assets" ("C-8"), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-8 supercedes the former Bulletin C-8, "Intangibles" and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations.

The Company has not fully assessed the effects of adopting these two new accounting principles on its financial position and results of operations.

Consejo de Administración
Board of Directors

Consejeros Propietarios / *Proprietary Members*

Ángel Losada G.
Presidente / *Chairman*
Ángel Losada M.
Vicepresidente / *Vice Chairman*
Jaime Alverde L.
Braulio Antonio Arsuaga L.
Gonzalo Barrutieta L.
Javier Fernández C.
Armando Garza S.
Gilberto Pérezalonso C.
Luis Rebollar C.
Roberto Salvo H.
Luis Santana C.

Javier Martínez del Campo L.
Secretario / *Secretary*
Ernesto Valenzuela E.
Comisario / *Examiner*

Roberto Salvo H.
Director General / *Chief Executive Officer*

Consejeros Suplentes / *Alternate Members*

Jaime Alverde G.

María Eugenia Sidaoui D.

Angel Alverde L.
Braulio Arsuaga T.
María Teresa Losada M.
Luis Fernández G.
Justo de Diego S.
Xavier Molinar H.
Juan Carlos Mateos D.
Cheker Karam S.
Arturo Treviño C.

Sergio Montero Q.
Secretario Suplente / *Alternate Secretary*
Francisco Pérez C.
Comisario Suplente / *Alternate Examiner*

Comité de Auditoría
Audit Committee

Luis Santana C.
Presidente / *Chairman*

Angel Losada M.
Luis Rebollar C.

GRUPO GIGANTE

Grupo Gigante S.A. de C.V.
Ejército Nacional No. 769-A
Delegación Miguel Hidalgo
11520, México, D.F., México
Tel./*Phone*: (52) 55-5269-8186
55-5269-8075
Fax: (52) 55-5269-8308
www.gigante.com.mx

COTIZA EN BOLSA MEXICANA DE VALORES
GIGANTE*

Relación con Inversionistas /*Investor Relations*
Manuel Cullen P.
macullen@gigante.com.mx

(F)

03 AUG 11 AM 7:21

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: April 3, 2003, 9:17AM

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 3/04/2003

Place: Mexico, D.F.

Matter: Resolution of the Gigante-Blanco Controversy

Relevant Event: With respect to the dispute between Gigante and former shareholders of Blanco Stores (Blanco), arised out of the refusal of the latest to receive the balance of a deposit made to guarantee payment of hidden liabilities of its subsidiaries, we hereby inform the following: 1.In 1998, Gigante initiated a judicial proceeding seeking recognition of the fulfillment of its payment obligation, as a result of the deposit referred to above, evidencing the balance amount of such deposit pursuant to the relevant agreements. 2. Shareholders did not agree with the balance amount of such deposit and Blanco requested a higher amount to Gigante. 3. Court judgment issued on July 2000 acknowledged Gigante's request, and set forth that Gigante has fulfilled its payment obligation with the balance of such deposit. 4. Appeal judgment issued on May, 2002 recognized part of the Blanco claim and ordered Gigante to pay an amount that in no manner whatsoever affects the Company's soundness or financial stability. 5 Both parties iniated *amparo* proceedings and the *amparo* proceeding resolution ruled in favor of Gigante's interests and granted the *amparo* so requested. 6. Notwithstanding the above, there is the possibility that parties may initiate new legal actions.

(F)

03 AUG 11 AM 7:21

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: April 3, 2003, 9:17AM

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 3/04/2003

Place: Mexico, D.F.

Matter: Resolution of the Gigante-Blanco Controversy

Relevant Event: With respect to the dispute between Gigante and former shareholders of Blanco Stores (Blanco), arised out of the refusal of the latest to receive the balance of a deposit made to guarantee payment of hidden liabilities of its subsidiaries, we hereby inform the following: 1.In 1998, Gigante initiated a judicial proceeding seeking recognition of the fulfillment of its payment obligation, as a result of the deposit referred to above, evidencing the balance amount of such deposit pursuant to the relevant agreements. 2. Shareholders did not agree with the balance amount of such deposit and Blanco requested a higher amount to Gigante. 3. Court judgment issued on July 2000 acknowledged Gigante's request, and set forth that Gigante has fulfilled its payment obligation with the balance of such deposit. 4. Appeal judgment issued on May, 2002 recognized part of the Blanco claim and ordered Gigante to pay an amount that in no manner whatsoever affects the Company's soundness or financial stability. 5 Both parties iniated *amparo* proceedings and the *amparo* proceeding resolution ruled in favor of Gigante's interests and granted the *amparo* so requested. 6. Notwithstanding the above, there is the possibility that parties may initiate new legal actions.

03 AUG 11 AM 7:21

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English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: May 15, 2003, 5:12 PM

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 15/05/2003

Place: Mexico, D.F.

Matter: Successful opening of Gigante USA in Anaheim

Relevant Event: Grupo Gigante continues with its aim to provide services to the Latin American community in the Los Angeles, California, area. Accordingly, on Wednesday May 7, it opened the doors of its fifth store in the US. The store is located in the city of Anaheim, California and offers a wide variety of products, including bakery, tortilla store and prepared food, in a sales area of 4,300 mt2. The inauguration was a success after the favorable resolution of the authorities' opposition to open a Gigante store in the "Anaheim Plaza" mall, owned by the city. The opening of this store is a response to the growth of the Latin American community in this city during the last 20 years. Nevertheless, the Company's goal is not limited to the Latin American population that represents more than half of the population of the city, but to offer the services of a first quality store to all of the Anaheim's inhabitants. Expansion plans of Grupo Gigante include the opening of additional units within the Los Angeles, California area, which will increase the purchasing power of the chain. As a result of the above, the Company finds itself in a position to render improved services to its client base by offering a wide selection of quality products at low prices.

English Translation of the Executive Summary of the 2002 Annual Report submitted to the CNBV and to the BMV on June 27, 2003, according to the New General Rules issued by the CNBV.

The Company is one of the leading self-service chains in Mexico that offers groceries, clothing and general merchandise. As of December 31, 2002, the Company operates 264 self- service stores throughout Mexico under the following formats: Gigante, Bodega Gigante, SuperG y SuperPrecio. It also operates four Gigante stores in Los Angeles, California. Likewise the Company operates 39Toks restaurants, four specialties restaurants and through join ventures agreements, two membership stores "PriceSmart", 78 Office Depot stores and 83 Radio Shack stores.

Gigante, S.A. de C.V. was organized and opened its first store in 1962. Since its incorporation, Gigante has expanded its operations its offering of products and services through acquisitions, opening of new stores and through the development of new store formats. The four main formats are hypermarkets Gigante, Bodega Gigante stores, SuperG supermarkets and SuperPrecio stores. These formats correspond to various sizes, services rendered, products variety, location and clients targeted. Together, these four different formats represented 90.9% of the Company's income during 2002.

Summary of Financial Information

During 2002, sales grew to 30,877 million pesos, representing a decrease of 1.5% compared to 2001. Same store sales during 2002 decreased 7.6% compared to the previous year. Gross margin was 20.5% during 2002, 10 basis points under the one registered in 2001.

Operating expenses increased 5.9% during 2002. As a percentage of net sales, operating expenses represented 18.3%, 130 point basis lower than the one registered during 2001.

Income from operations during 2002 was 40.0% lower than the one registered in 2001. During 2002, the operating cash flow generated was 24.2% lower than the one of the previous year.

Consolidated net income for the year 2002 was 48.8% lower than the previous year. Provision for taxes during 2002 amounted to 207 million pesos in accordance with the accounting principle set forth in Bulletin D-4.

Market Characteristics

The Mexican self-service market is characterized by the variety of its consumers, based on their different income level. This industry provides services through: (i) modern formats such as supermarkets, department stores hypermarkets and membership supermarkets; (ii) traditional formats, such as small independent stores; and (iii) informal facilities such as provisional markets and street salesmen. The large size of the informal sector estimated to be more than 50% of the Mexican market represents a significant opportunity for the Company to obtain a higher market share, provided that consumers are preferring improved services, more variety of

products and more competitive prices which are offered by large self-service stores. The use of various formats and its wide geographic coverage enables the Company to target different consumers through the selection of the appropriate format for each location.

Competitive Strengths

The Company deems that its good position in the Mexican market is mainly due to the following:

National Coverage. With operations in 79 cities in Mexico, the Company has a presence in 31 of the 32 states of the country.

International presence: As of December 31, 2002, the Company operated in four locations of the Los Angeles, California area (Gigante USA),two in Guatemala (Office Depot stores) and two in Costa Rica (Office Depot stores).

Diversity of Formats. The various formats of the Company's stores, that include Gigante hypermarkets, Bodega Gigante, SuperG supermarkets, SuperPrecio stores, Gigante USA supermarkets, PriceSmart membership stores, Office Depot stores, Radio Shack stores, and Toks restaurants, enable the Company to increase its market share by addressing the different needs of its customer base in each of the markets where the Company operates. Each format is designed to target a different sector according to its economic and social characteristics, resulting in different price ranges, size of the stores, products and additional services offered.

Gigante hypermarkets are designed for the largest segment of consumers with different income levels, while Bodega Gigante stores target consumers with medium and low income levels, SuperG supermarkets are designed for consumers with medium to high income levels and SuperPrecio stores are directed to consumers with lower income levels.

Gigante USA supermarkets target the Latin American community in the Los Angeles, California area. PriceSmart membership stores operate under membership requirements and target family and small business. Office Depot and Radio Shack stores address certain specific consumers' needs, such as office and stationery products and electronic appliances, respectively. As a complement to its various formats, the Company also operates a chain of family and specialty restaurants, many of which are located next to or near to the stores, providing consumers with an additional incentive to purchase in the Company's stores.

Recognized Brand Name. Through continuous marketing and media campaigns and supported by the Company's national geographic coverage, the "Gigante" brand name is widely recognized by Mexican people and it has expanded to the Latin American population in the area of Los Angeles, California. The "Gigante" brand name is frequently linked to value and service, with a high recognition in all the Mexican Republic, which enables the Company to attract new clients when it opens a new store and to more efficiently conduct its marketing and promotional campaigns.

Significant Joint Ventures. The Company recognizes that is competitive strengths are supported by the soundness of its joint venture partners. The Office Depot stores, a result of the joint

venture with Office Depot, Inc., commenced their operations in 1994 and are the format that has grown more rapidly with a total of 74 stores in operations in 40 cities within Mexico, two in Guatemala and two in Costa Rica. Likewise, in 1992, the Company set forth a joint venture with Radio Shack that currently operates 83 Radio Shack stores and 47 franchises in 50 Mexican cities. At the beginning of 2002, the Company executed the most recent joint venture agreement with PriceSmart Inc. to develop the format of membership club stores throughout Mexico under the name of PriceSmart.

Value Added Services

Value added services offered by the Company are designed to increase the amount of consumers in the stores and to generate higher income. These services, offered in the Company's stores, are designed to improve consumers' satisfaction by offering convenient and easy ways to purchase different products known as "purchases in the same place". Among the value added services offered by the Company are the following: bakeries, *tortillerias*, pharmacies, butcher stores, bank branches, automatic cashiers, credit cards issued by financial institutions with the Company's brand, sale of Gigante vouchers, reception of money transfers and change of checks, photo labs, laundries, eye care stores, tire stores and small restaurants as well as payment of services such as telephone and cable TV.

List of contents of the 2002 Annual Report submitted to the CNBV and to the BMV on June 27, 2003, according to the New General Rules issued by the CNBV.

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List of contents of the 2002 Compliance Report with the Best Corporate Practice Code submitted to the CNBV and to the BMV on June 27, 2003, according to the New General Rules issued by the CNBV.